FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 16, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             June 30, 2010                                      CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

fILLING WITH cvm DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27
4 - NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) Jorge Tzachel Street, 475			2 - District Fazenda
3 - Zip Code 88301-600		4 - City Itajaí		5 - State SC
6 - DDD (Long distance) 047	7 - Telephone 3249-4533	8 - Telephone 3249-4207	9 - Telephone 3249-4222	10 - Telex
11- DDD (Long distance) 047	12 - Fax 3249-4462	13 - Fax 3249-4221	14 - Fax 3249-4211
15 - E-MAIL acoes@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the Company)

1 - Name Leopoldo Viriato Saboya
2 - Full Address (Place, Number and Complement) Escola Politécnica Avenue, 760, 2nd floor			3 - District Jaguaré
4 - Zip Code 05350-901		5 - City São Paulo		6 - State SP
7 - DDD (long distance) 11	8 - Telephone 3718-5301	9 - Telephone 3718-5306	10 - Telephone 3718-5465	11 - Telex
12 - DDD (long distance) 11	13 - Fax 3718-5297	14 - Fax 3718-5297	15 – Fax 3718-5297
16 - E-MAIL acoes@brasilfoods.com

01.04  - REFERENCE / AUDITOR

CURRENT Fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	2	01/04/2010	06/30/2010	1	01/01/2010	03/31/2010
9 - Auditing Company KPMG Auditores Independentes				10 - CVM Code 00418-9
11 - Technical in Charge José Luiz Ribeiro de Carvalho				12 - Technical in Charge Taxpayers’ Register 007.769.948-32

Pág: 1

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1 – CURRENT QUARTER 06/30/2010	2 – PREVIOUS QUARTER 03/31/2010	3 – SAME QUARTER PREVIOUS YEAR 06/30/2009

Paid-Up Capital

1 – Common	872,473,246	872,473,246	206,958,103
2 – Preferred	0	0	0
3 – Total	872,473,246	872,473,246	206,958,103

In Treasury

4 – Common	2,288,382	2,368,180	430,485
5 – Preferred	0	0	0
6 – Total	2,288,382	2,368,180	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	06/17/2010	Interests on shareholders' equity	08/27/2010	Common	0.0611364300

 Pág: 2

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 08/13/2010	2 – SIGNATURE

Pág: 3

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
1	Total assets	18,613,475	19,074,669
1.01	Current assets	4,504,128	5,239,223
1.01.01	Cash, banks and investments	1,492,059	2,110,242
1.01.01.01	Cash and cash equivalents	199,035	165,572
1.01.01.02	Marketable securities	1,293,024	1,944,670
1.01.02	Credits	1,100,150	1,125,624
1.01.02.01	Trade accounts receivable	1,100,150	1,125,624
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,188,731	1,285,584
1.01.04	Others	723,188	717,773
1.01.04.01	Dividends and interest on shareholders’ equity	5	54,821
1.01.04.02	Recoverable taxes	404,999	329,705
1.01.04.03	Deferred taxes	112,388	98,694
1.01.04.04	Notes receivable	34,901	35,165
1.01.04.05	Others	119,624	128,547
1.01.04.06	Prepaid expenses	51,271	70,841
1.02	Non-current assets	14,109,347	13,835,446
1.02.01	Non-current assets	1,010,813	976,318
1.02.01.01	Credits	14,741	15,488
1.02.01.01.01	Trade accounts receivable	14,741	15,488
1.02.01.02	Credits with associates	0	0
1.02.01.02.01	With affiliates	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other associates	0	0
1.02.01.03	Others	996,072	960,830
1.02.01.03.01	Marketable securities	0	0
1.02.01.03.02	Recoverable taxes	458,881	460,616
1.02.01.03.03	Deferred taxes	358,580	310,692
1.02.01.03.04	Notes receivable	77,058	83,742
1.02.01.03.05	Judicial deposits	61,956	51,994
1.02.01.03.06	Assets held for sale	1,084	13,391
1.02.01.03.07	Other receivables	38,018	39,765
1.02.01.03.08	Prepaid expenses	495	630
1.02.02	Permanent assets	13,098,534	12,859,128
1.02.02.01	Investments	8,260,369	8,081,877
1.02.02.01.01	Equity in affiliates	0	0
1.02.02.01.02	Equity in affiliates – goodwill	0	0
1.02.02.01.03	Equity in subsidiaries	4,721,290	4,657,861
1.02.02.01.04	Equity in subsidiaries – goodwill	3,538,245	3,423,182
02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
1.02.02.01.05	Other investments	834	834
1.02.02.02	Property, plant and equipment, net	3,173,265	3,116,316
1.02.02.03	Intangible	1,549,498	1,536,465
1.02.02.04	Deferred charges, net	115,402	124,470

Pág: 4

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
2	Total liabilities	18,613,475	19,074,669
2.01	Current liabilities	2,896,243	3,296,585
2.01.01	Short-term debt	784,459	959,976
2.01.02	Debentures	0	2,089
2.01.03	Trade accounts payable	950,066	952,817
2.01.04	Taxes, charges and contribution	88,006	90,435
2.01.04.01	Tax obligations	52,782	56,046
2.01.04.02	Social contributions	35,224	34,389
2.01.05	Dividends payable	12	12
2.01.06	Provisions	197,965	144,016
2.01.06.01	Provisions for vacations and 13th salary	154,337	121,881
2.01.06.02	Management and employees’ profit sharing	43,628	22,135
2.01.07	Debts with associates	6,376	2,219
2.01.08	Others	869,359	1,145,021
2.01.08.01	Payroll	43,158	38,369
2.01.08.02	Interest on shareholders’ equity	49,093	408
2.01.08.03	Management and employees’ profit sharing payable	0	0
2.01.08.04	Deferred taxes	13,829	8,965
2.01.08.05	Advance from related parties	718,875	1,042,772
2.01.08.06	Other obligations	44,404	54,507
2.02	Non-current liabilities	2,404,659	2,564,069
2.02.01	Non-current liabilities	2,404,659	2,564,069
2.02.01.01	Long-term debt	1,675,486	1,749,521
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	173,329	155,303
2.02.01.03.01	Provision for contingencies	173,329	155,303
2.02.01.04	Debts with associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	555,844	659,245
2.02.01.06.01	Taxes and social obligation	7,688	8,692
2.02.01.06.02	Deferred taxes	164,994	140,043
2.02.01.06.03	Advance from related parties	325,711	471,075
2.02.01.06.04	Others	57,451	39,435
2.03	Deferred income	0	0
2.05	Shareholders’ equity	13,312,573	13,214,015
2.05.01	Paid-in capital	12,460,471	12,460,953
2.05.02	Capital reserves	2,945	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserves	726,949	726,873
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0

Pág: 5

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)
1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	655,940	655,864
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Capital increase reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(739)	(815)
2.05.05	Equity evaluation adjustments	(9,201)	(26,171)
2.05.05.01	Securities adjustments	(9,201)	(26,171)
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	0	0
2.05.06	Accumulated earnings/losses	131,409	52,360
2.05.07	Advance for future capital increase	0	0

Pág: 6

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
3.01	Gross sales	3,082,446	5,889,971	2,748,733	4,302,380
3.01.01	Domestic market	2,012,572	3,921,241	1,814,678	2,842,343
3.01.02	Foreign market	1,069,874	1,968,730	934,055	1,460,037
3.02	Sales deductions	(377,443)	(741,312)	(346,145)	(540,616)
3.03	Net sales	2,705,003	5,148,659	2,402,588	3,761,764
3.04	Cost of sales	(2,099,320)	(4,089,315)	(2,041,083)	(3,120,804)
3.05	Gross profit	605,683	1,059,344	361,505	640,960
3.06	Operating income/expenses	(515,696)	(951,905)	(207,128)	(738,480)
3.06.01	Selling expenses	(431,249)	(814,012)	(423,568)	(621,190)
3.06.02	General and administrative	(65,657)	(107,175)	(36,430)	(60,254)
3.06.02.01	Administrative	(62,405)	(100,645)	(32,296)	(53,735)
3.06.02.02	Management compensation	(3,252)	(6,530)	(4,134)	(6,519)
3.06.03	Financial	(89,529)	(193,036)	238,092	233,670
3.06.03.01	Financial income	47,359	86,009	615,184	584,396
3.06.03.02	Financial expenses	(136,888)	(279,045)	(377,092)	(350,726)
3.06.04	Other operating income	4,522	10,601	37,050	118,981
3.06.05	Other operating expenses	(73,784)	(128,361)	(47,308)	(151,215)
3.06.06	Equity interest in income of associated company	140,001	280,078	25,036	(258,472)
3.07	Operating income	89,987	107,439	154,377	(97,520)
3.08	Non-operating income	0	0	0	0
03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)
1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before tax and profit sharing	89,987	107,439	154,377	(97,520)
3.10	Provision for income tax and social contribution	2,728	2,728	47,708	(18,232)
3.11	Deferred income tax	47,944	86,211	(78,365)	(1,666)
3.12	Statutory participations /contributions	(8,410)	(11,769)	0	0
3.12.01	Profit sharing	(8,410)	(11,769)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of interest on shareholders’ equity	0	0	0	0
3.14	Net income	132,249	184,609	123,720	(117,418)
	NUMBER OF SHARES, EX-TREASURY – (units)	870,184,864	870,184,864	206,527,618	206,527,618
	EARNINGS PER SHARE (Brazilian Reais)	0.15198	0.21215	0.59905
	LOSS PER SHARE (Brazilian Reais)				(0.56853)

Pág: 7

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
4.01	Net cash provided by operating activities	(184,758)	822,496	(342,516)	(82,359)
4.01.01	Net income for the year	132,249	184,609	123,720	(117,418)
4.01.02	Changes in operating assets and liabilities	(258,674)	661,706	48,015	169,480
4.01.02.01	Trade accounts receivable	41,596	434,332	162,302	586,305
4.01.02.02	Inventories	101,271	175,234	38,862	81,175
4.01.02.03	Trade accounts payable	(1,898)	(87,789)	39,809	(63,061)
4.01.02.04	Contingencies payment	(17,057)	(30,630)	(5,520)	(8,394)
4.01.02.05	Payroll and related charges	(382,586)	170,559	(187,438)	(426,545)
4.01.03	Others	(58,333)	(23,819)	(514,251)	(134,421)
4.01.03.01	Non-controlling shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	98,330	187,168	109,826	163,431
4.01.03.03	Amortization of goodwill	8,412	22,454	0	0
4.01.03.04	Gain from disposal of permanent assets	2,457	15,375	1,699	66,084
4.01.03.05	Deferred income tax	(40,230)	(78,496)	13,616	(1,402)
4.01.03.06	Provision/reversal for contingencies	39,013	61,026	(23,617)	(16,241)
4.01.03.07	Other provisions	3,692	(12,054)	(7,346)	49,582
4.01.03.08	Exchange variations and interest	(30,006)	60,786	(583,393)	(654,347)
4.01.03.09	Effects of Law 11.638/07	0	0	0	0
4.01.03.10	Equity interest in income of associated company	(140,001)	(280,078)	(25,036)	258,472
4.02	Net cash used in investing activities	474,003	(34,096)	(94,141)	(325,068)
4.02.01	Investments in marketable securities	(799,362)	(1,317,844)	(434,410)	(741,897)
4.02.02	Redemption of marketable securities	1,483,144	2,251,970	554,112	653,634
4.02.03	Additions to property, plant and equipment	(108,619)	(172,174)	(170,399)	(247,355)
4.02.04	Acquisitions/formation period of breeding stock	(42,173)	(81,693)	(46,213)	(68,074)
04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)
1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
4.02.05	Proceeds from disposal of permanent assets	1,091	3,363	8,550	9,136
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other investments, net	(704,870)	(704,870)	0	0
4.02.08	Business acquisition additional costs	(4,497)	(5,097)	0	0
4.02.09	Advance for future capital increase	659,000	0	(5,781)	(5,736)
4.02.10	Interest on shareholders’ equity received	4,004	4,004	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of merged company	0	1,960	0	75,224
4.02.13	Additions to intangible assets	(13,715)	(13,715)	0	0
4.03	Net cash (used in) provided by financing activities	(257,995)	(817,381)	389,273	452,867
4.03.01	Proceeds from debt issuance	83,240	260,428	1,118,688	1,511,395
4.03.02	Repayment of debt (principal and interest)	(340,753)	(976,524)	(729,415)	(1,033,745)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	0	(100,000)	0	(24,783)
4.03.05	Capital distribution to non-controlling shareholders	(482)	(1,285)	0	0
4.04	Effect of exchange rate variation on cash and cash equivalents	2,213	4,582	(4,990)	(5,293)
4.05	Net (decrease) increase in cash	33,463	(24,399)	(52,374)	40,147
4.05.01	At the beginning of the year	165,572	223,434	122,109	29,588
4.05.02	At the end of the year	199,035	199,035	69,735	69,735

Pág: 8

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital reserves	5- Revaluation reserves	6- Profit reserves	7- Accumulated earnings/losses	8- Equity evaluation adjustments	9- Total
5.01	Beginning balance	12,460,953	0	0	726,873	52,360	(26,171)	13,214,015
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,953	0	0	726,873	52,360	(26,171)	13,214,015
5.04	Profit/loss in fiscal year	0	0	0	0	132,249	0	132,249
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	16,970	16,970
5.07.01	Securities adjustments	0	0	0	0	0	16,970	16,970
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase (decrease)	(482)	0	0	0	0	0	(482)
5.08.01	Capital increase	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(482)	0	0	0	0	0	(482)
5.09	Capital reserve constitution /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	2,945	0	726,949	131,409	(9,201)	13,312,573

Pág: 9

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital reserves	5- Revaluation reserves	6- Profit reserves	7- Accumulated earnings/losses	8- Equity evaluation adjustments	9- Total
5.01	Beginning balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.04	Profit/loss in fiscal year	0	0	0	0	184,609	0	184,609
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	15,264	15,264
5.07.01	Securities adjustments	0	0	0	0	0	15,264	15,264
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase (decrease)	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Capital increase	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constitution /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	2,945	0	726,949	131,409	(9,201)	13,312,573

Pág: 10

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
1	Total assets	24,937,325	24,937,582
1.01	Current assets	9,492,870	9,678,398
1.01.01	Cash, banks and investments	3,230,535	3,367,405
1.01.01.01	Cash and cash equivalents	1,844,608	1,274,761
1.01.01.02	Marketable securities	1,385,927	2,092,644
1.01.02	Credits	2,130,750	2,003,465
1.01.02.01	Trade accounts receivable	2,130,750	2,003,465
1.01.02.02	Other credits	0	0
1.01.03	Inventories	2,837,632	3,058,564
1.01.04	Others	1,293,953	1,248,964
1.01.04.01	Dividends and interest on shareholders’ equity	0	0
1.01.04.02	Recoverable taxes	802,049	745,695
1.01.04.03	Deferred taxes	136,780	128,747
1.01.04.04	Notes receivable	47,330	34,755
1.01.04.05	Others	190,041	196,759
1.01.04.06	Prepaid expenses	117,753	143,008
1.02	Non-current assets	15,444,455	15,259,184
1.02.01	Non-current assets	2,771,570	2,731,047
1.02.01.01	Credits	14,741	15,488
1.02.01.01.01	Trade accounts receivable	14,741	15,488
1.02.01.02	Credits with associates	0	0
1.02.01.02.01	With affiliates	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other associates	0	0
1.02.01.03	Others	2,756,829	2,715,559
1.02.01.03.01	Marketable securities	567,961	611,356
1.02.01.03.02	Recoverable taxes	636,275	637,350
1.02.01.03.03	Deferred taxes	1,124,626	1,045,080
1.02.01.03.04	Notes receivable	77,058	83,742
1.02.01.03.05	Judicial deposits	100,234	87,949
1.02.01.03.06	Assets held for sale	58,636	58,390
1.02.01.03.07	Other receivables	191,379	190,882
1.02.01.03.08	Prepaid expenses	660	810
1.02.02	Permanent assets	12,672,885	12,528,137
1.02.02.01	Investments	13,996	19,082
1.02.02.01.01	Equity in affiliates	0	0
1.02.02.01.02	Equity in subsidiaries	12,970	18,044
1.02.02.01.03	Other investments	1,026	1,038
1.02.02.01.04	Equity in subsidiaries - goodwill	0	0
08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)
1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
1.02.02.02	Property, plant and equipment, net	9,257,869	9,231,756
1.02.02.03	Intangible	3,228,752	3,090,591
1.02.02.04	Deferred charges, net	172,268	186,708

Pág: 11

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
2	Total liabilities	24,937,325	24,937,582
2.01	Current liabilities	4,741,855	4,731,807
2.01.01	Short-term debt	1,948,084	2,124,376
2.01.02	Debentures	0	2,089
2.01.03	Trade accounts payable	1,813,079	1,776,996
2.01.04	Taxes, charges and contribution	224,546	219,600
2.01.04.01	Tax obligations	154,753	150,851
2.01.04.02	Social contributions	69,793	68,749
2.01.05	Dividends payable	12	12
2.01.06	Provisions	361,381	274,997
2.01.06.01	Provisions for vacations and 13th salary	317,533	252,389
2.01.06.02	Management and employees’ profit sharing	43,848	22,608
2.01.07	Debts with associates	0	0
2.01.08	Others	394,753	333,737
2.01.08.01	Payroll	44,180	40,158
2.01.08.02	Interest on shareholders’ equity	50,017	1,234
2.01.08.03	Management and employees’ profit sharing payable	0	0
2.01.08.04	Deferred taxes	41,171	27,345
2.01.08.05	Other obligations	259,385	265,000
2.02	Non-current liabilities	6,908,862	7,015,411
2.02.01	Non-current liabilities	6,908,862	7,015,411
2.02.01.01	Long-term debt	5,846,573	6,152,257
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	355,951	294,008
2.02.01.03.01	Provision for contingencies	355,951	294,008
2.02.01.04	Debts with associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	706,338	569,146
2.02.01.06.01	Taxes and social obligation	55,567	8,692
2.02.01.06.02	Deferred taxes	330,691	288,865
2.02.01.06.03	Others	320,080	271,589
2.03	Deferred income	0	0
2.04	Participation of non-controlling shareholders	2,526	4,203
2.05	Shareholders’ equity	13,284,082	13,186,161
2.05.01	Paid-in capital	12,460,471	12,460,953
2.05.02	Capital reserves	2,945	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/ affiliates	0	0
2.05.04	Profit reserves	701,590	698,772
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0

Pág: 12

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)
1 - Code	2 – Description	3 - 06/30/2010	4 - 03/31/2010
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	630,581	627,763
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Capital increase reserve	160,256	160,256
2.05.04.07.03	Treasury shares	(26,098)	(26,174)
2.05.04.07.04	Unrealized profits	0	(2,742)
2.05.05	Equity evaluation adjustments	(9,201)	(26,171)
2.05.05.01	Securities adjustments	(9,201)	(26,171)
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	0	0
2.05.06	Accumulated earnings/losses	128,277	52,607
2.05.07	Advance for future capital increase	0	0

Pág: 13

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
3.01	Gross sales	6,314,608	12,129,269	3,077,966	6,062,166
3.01.01	Domestic market	3,882,506	7,568,830	1,871,307	3,707,196
3.01.02	Foreign market	2,432,102	4,560,439	1,206,659	2,354,970
3.02	Sales deductions	(783,025)	(1,550,315)	(374,985)	(756,136)
3.03	Net sales	5,531,583	10,578,954	2,702,981	5,306,030
3.04	Cost of sales	(4,017,696)	(7,786,139)	(2,110,170)	(4,178,165)
3.05	Gross profit	1,513,887	2,792,815	592,811	1,127,865
3.06	Operating income/expenses	(1,362,894)	(2,591,092)	(425,817)	(1,078,406)
3.06.01	Selling expenses	(1,026,319)	(1,963,776)	(543,892)	(1,032,384)
3.06.02	General and administrative	(94,692)	(165,501)	(37,236)	(79,701)
3.06.02.01	Administrative	(88,817)	(153,627)	(33,102)	(70,323)
3.06.02.02	Management compensation	(5,875)	(11,874)	(4,134)	(9,378)
3.06.03	Financial	(169,803)	(325,689)	167,564	67,248
3.06.03.01	Financial income	158,460	302,162	692,113	694,155
3.06.03.02	Financial expenses	(328,263)	(627,851)	(524,549)	(626,907)
3.06.04	Other operating income	5,002	11,000	35,832	135,657
3.06.05	Other operating expenses	(76,011)	(147,962)	(48,085)	(169,226)
3.06.06	Equity interest in income of associated company	(1,071)	836	0	0
3.07	Operating income	150,993	201,723	166,994	49,459
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before tax and profit sharing	150,993	201,723	166,994	49,459
3.10	Provision for income tax and social contribution	(15,774)	(28,483)	(12,278)	(20,924)
3.11	Deferred income tax	3,171	22,539	(25,317)	(124,951)
09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)
1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
3.12	Statutory participations /contributions	(7,882)	(12,738)	0	0
3.12.01	Profit sharing	(7,882)	(12,738)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of interest on shareholders’ equity	0	0	0	0
3.14	Non-controlling interest	1,104	1,178	(92)	(243)
3.15	Net income	131,612	184,219	129,307	(96,659)
	NUMBER OF SHARES, EX-TREASURY – (units)	870,184,864	870,184,864	206,527,618	206,527,618
	EARNINGS PER SHARE (Brazilian Reais)	0.15125	0.21170	0.62610
	LOSS PER SHARE (Brazilian Reais)				(0.46802)

Pág: 14

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
4.01	Net cash provided by (used in) operating activities	602,105	611,206	96,778	76,200
4.01.01	Net Income for the year	131,612	184,219	129,307	(96,659)
4.01.02	Changes in operating assets and liabilities	84,741	(338,514)	327,084	188,244
4.01.02.01	Trade accounts receivable	(127,449)	(336,054)	207,140	219,270
4.01.02.02	Inventories	232,742	283,434	84,516	172,165
4.01.02.03	Trade accounts payable	37,478	(98,447)	43,685	(16,343)
4.01.02.04	Contingencies payment	(17,057)	(30,795)	(5,524)	(8,662)
4.01.02.05	Payroll and related charges	(40,973)	(156,652)	(2,733)	(178,186)
4.01.03	Others	385,752	765,501	(359,613)	(15,385)
4.01.03.01	Non-controlling shareholders	(1,104)	(1,178)	92	243
4.01.03.02	Depreciation, amortization and depletion	205,222	371,163	115,685	235,473
4.01.03.03	Amortization of goodwill	8,412	22,454	0	0
4.01.03.04	Gain from disposal of permanent assets	13,942	28,246	1,495	50,144
4.01.03.05	Deferred income tax	(40,389)	(59,757)	21,203	122,960
4.01.03.06	Provision/reversal for contingencies	82,945	111,779	(23,674)	(22,976)
4.01.03.07	Other provisions	(7,835)	(20,638)	(10,073)	(941)
4.01.03.08	Exchange variations and interest	123,488	314,268	(464,341)	(400,288)
4.01.03.09	Effects of Law 11.638/07	0	0	0	0
4.01.03.10	Equity interest in income of associated company	1,071	(836)	0	0
4.02	Net cash (used in) provided by investing activities	558,643	772,611	(96,839)	(223,445)
4.02.01	Investments in marketable securities	(844,028)	(1,670,607)	(514,935)	(1,064,113)
4.02.02	Redemption of marketable securities	1,643,303	2,852,787	634,427	1,206,347
10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)
1-Code	2-Description	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
4.02.03	Additions to property, plant and equipment	(151,208)	(236,125)	(175,825)	(296,348)
4.02.04	Acquisitions/formation period of breeding stock	(75,149)	(160,860)	(47,757)	(94,000)
4.02.05	Proceeds from disposal of permanent assets	1,212	3,844	7,251	24,669
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other investments, net	0	(341)	0	0
4.02.08	Business acquisition additional costs	(4,497)	(5,097)	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	4,004	4,004	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of merged company	0	0	0	0
4.02.13	Additions to intangible assets	(14,994)	(14,994)	0	0
4.03	Net cash (used in) provided by financing activities	(611,541)	(1,437,508)	(165,344)	(177,831)
4.03.01	Proceeds from debt issuance	112,127	1,880,512	639,070	1,142,179
4.03.02	Repayment of debt (principal and interest)	(723,186)	(3,216,735)	(804,414)	(1,295,227)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	0	(100,000)	0	(24,783)
4.03.05	Capital distribution to non-controlling shareholders	0	0	0	0
4.03.06	Costs of shares issuance	(482)	(1,285)	0	0
4.04	Effect of exchange rate variation on cash and cash equivalents	20,640	59	(85,163)	(88,538)
4.05	Net (decrease) increase in cash	569,847	(53,632)	(250,568)	(413,614)
4.05.01	At the beginning of the year	1,274,761	1,898,240	1,070,409	1,233,455
4.05.02	At the end of the year	1,844,608	1,844,608	819,841	819,841

Pág: 15

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation reserves	6- Profit reserves	7- Accumulated earnings/losses	8- Equity evaluation adjustments	9- Total
5.01	Beginning balance	12,460,953	0	0	698,772	52,607	(26,171)	13,186,161
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,953	0	0	698,772	52,607	(26,171)	13,186,161
5.04	Profit/loss in fiscal year	0	0	0	0	131,612	0	131,612
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	16,970	16,970
5.07.01	Securities adjustments	0	0	0	0	0	16,970	16,970
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase (decrease)	(482)	0	0	0	0	0	(482)
5.08.01	Capital increase	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(482)	0	0	0	0	0	(482)
5.09	Capital reserve constitution /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	2,742	(2,742)	0	0
5.13	End balance	12,460,471	2,945	0	701,590	128,277	(9,201)	13,284,082

 Pág: 16

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation reserves	6- Profit reserves	7- Accumulated earnings/losses	8- Equity evaluation adjustments	9- Total
5.01	Beginning balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.04	Profit/loss in fiscal year	0	0	0	0	184,219	0	184,219
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	15,264	15,264
5.07.01	Securities adjustments	0	0	0	0	0	15,264	15,264
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constitution /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	1,489	0	0	1,489
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	2,742	(2,742)	0	0
5.13	End balance	12,460,471	2,945	0	701,590	128,277	(9,201)	13,284,082

Pág: 17

01629-2 – BRF-BRASIL FOODS S.A.	01.838.732/0001-27

06.01 - EXPLANATORY NOTES

1.    THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•         Frozen whole chicken and chicken, turkey, pork and beef cuts;

•         Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•         Hamburgers, breaded meat products, kibes and meatballs;

•         Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•         Milk, dairy products and desserts;

•         Juices, soy milk and soy juices;

•         Margarine; and

•         Soy meal and refined soy flour, as well as animal feed.

Currently, the Company operates 44 meat processing plants, 15 dairy products processing plants, 3 plants that process margarine, 4 plants that process pasta, 1 plant that processes desserts and 1 soybean processing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Holland B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

Pág: 18

a)    Interest in subsidiaries:

	Interest in equity (%)
	06.30.10	03.31.10
Avipal S.A. Construtora e Incorporadora (a)	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	100.00%	100.00%
Perdigão Export Ltd. (a)	100.00%	100.00%
UP! Alimentos Ltda.	50.00%	50.00%
Establecimiento Levino Zaccardi y Cia. S.A.	90.00%	90.00%
Vip S.A. Empreendimentos e Participações Imobiliárias	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Perdigão Trading S.A. (a)	100.00%	100.00%
PSA Laboratório Veterinário Ltda.(b)	12.00%	90.00%
PDF Participações Ltda.	99.00%	99.00%
PSA Laboratório Veterinário Ltda.(b)	88.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda.	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Lda.	100.00%	100.00%
Perdigão UK Ltd.	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Nihon K.K.	100.00%	100.00%
Perdigão Ásia PTE Ltd.	100.00%	100.00%
Plusfood Hungary Kft.	100.00%	100.00%
Plusfood UK Ltd.	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (c)	100.00%	100.00%
Xamol Consultores Serviços Lda. (a)	100.00%	100.00%
Perdigão International Ltd.	100.00%	100.00%
BFF International Ltd.	100.00%	100.00%
Highline International (a)	100.00%	100.00%
Plusfood Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Plusfood France SARL	100.00%	100.00%
Plusfood Finance UK Ltd.	100.00%	100.00%
Plusfood Wrexham Ltd. (d)	-	100.00%
Plusfood Wrexham Ltd. (d)	100.00%	-
Sadia S.A.	100.00%	100.00%
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00%	100.00%
Sadia Overseas Ltd.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia International Ltd.	100.00%	100.00%

 Pág: 19

Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	100.00%
Sadia Foods GmbH.	100.00%	100.00%
Qualy B. V. (c)	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd. (e)	100.00%	80.00%
Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Excelsior Alimentos S.A.	46.01%	46.01%
K&S Alimentos S.A.	49.00%	49.00%

The Company has an advanced distribution system, with 38 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 145 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, besides licensed trademark such as Turma da Mônica. The wholly-owned subsidiary Sadia also holds several trademarks and the major ones are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson.

In April 2006, the Company was listed to the “New Market” of Corporate Governance.

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On July 8, 2009, in an extraordinary general meeting, was approved that its shares are traded on the São Paulo Stock Exchange (“BMF&BOVESPA”), under the ticker symbol BRFS3, and on the New York Securities Exchange (“NYSE”) under the ticker BRFS in replacement of the old tickers PRGA3 and PDA, respectively.

b)   Business Combination - Sadia

On July 8, 2009, at an extraordinary shareholders’ general meeting, BRF shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 (thirty nine Reais and forty cents) per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”) based on its economic value of R$1,482,890.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders’ at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through the issue of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$39.32 (thirty nine Reais and thirty two cents) per share. On this date, Sadia became a Company’s wholly-owned subsidiary.

The Company recorded the above mentioned business combination based on the carrying value of the net assets acquired on July 8, 2009, and the related goodwill of R$3,594,467 was determined as set forth below:

06.30.10
Total amount
Total shares exchange amount	3,818,374
Additional cost of acquisition	44,002
Purchase price	3,862,376
Net assets acquired	267,909
Interest acquired	100%
Net assets acquired	267,909
Goodwill	3,594,467

The net assets acquired presented above was changed in the amount of R$118,978 in this quarter, as also was changed the amount of goodwill preliminary disclosure, these changes reflect the Company’s efforts aimed to standardize the accounting practices between the Company and its wholly-owned subsidiary.

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As determined by CVM Instruction No. 247 of March 27, 1996, the goodwill was allocated between the assets fair market value and the expected profitability of the acquired business based on an appraisal report, as set forth below:

		Accumulated	Fair value,
	Fair value	realization	net
Fixed assets fair market value:
Land	393,892	(3,214)	390,678
Buildings	1,023,005	(17,611)	1,005,394
Machinery, equipment and others (*)	640,195	(34,500)	605,695
Inventories fair market value	897	(897)	-
Expected profitability	1,536,478	-	1,536,478
Total of goodwill from business combination	3,594,467	(56,222)	3,538,245

The Company recorded in the statement of income the depreciation of the fixed assets fair market value in the amount of R$27,178, the amount was recorded in other operating expenses in the parent company and in cost of goods sold in the consolidated statement of income.

The business combination with Sadia is under consideration by the appreciation of the Administrative Council for Economic Defense (“CADE”). On July 7, 2009, the Company and Sadia’s management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) whose objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation. The results of Sadia have been consolidated since the acquisition date.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of foreign market activities of the companies related to the fresh meat operations.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to jointly operate the following transactions: purchase of fresh beef meat, the commercialization of any type of fresh meat in Brazil and abroad, and the negotiations for the acquisition of raw material and services.

As issued in the material fact of June, 30 2010, the Department for Economic Monitoring (“SEAE”), of the Department of the Treasury, issued an opinion that recommends the approval, with some constraints, of the corporate operation involving BRF and its subsidiary Sadia. The SEAE suggested two alternatives that may be adopted or not by CADE.

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In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described in note 17.

c)    Corporate reorganization

Since 2006, the Company has been pursuing its growth plan, based on the acquisition of several other companies and entering into new business.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies is set forth below:

		Acquisition
Company	Activity	year	Status
Sadia S.A.	Meat/margarines	2009	Wholly-owned subsidiary
Eleva Alimentos	Dairy / meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Comércio e Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

As part of the growth process, the Company went through a comprehensive corporate reorganization of its corporate structure and business, which focused on the company’s business sustainability through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a rationalization of its operational activities.

As a result of the corporate reorganization process that began in 2008, described above the following changes occurred in the six-month period ended June 30, 2010:

a)    On February 26, 2010, the merger of wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. was approved.

b)    On March 31, 2010, the wholly-owned subsidiary Plusfood Constanta SRL sold common shares for EUR10 million.

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2.    BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated and Parent Company quarterly information were prepared in accordance to  the accounting practices adopted in Brazil, which comprise the statutory regulation, pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee  (“CPC”) and the regulation issued by the Brazilian Exchange Commission  (“CVM”) applicable as of December 31, 2009.

During 2009, the CPC issued several accounting pronouncements, interpretations and orientations, approved by CVM and by the Federal Accounting Council afterwards, with compulsory adoption starting from 2010, comprising the financial statements for the year ended December 31, 2009, to be presented for comparative purposes.

The CVM, through the Deliberation No.603/09 allowed the public companies to present the 2010 quarterly information according to the accounting practices applicable as of December 31, 2009.

The Company’s management is in evaluation process of the possible impacts as a result of the adoption of the new pronouncements and, therefore, is presenting the June 30, 2010 quarterly information according to the accounting practices applicable as of December 31, 2009. The evaluation process involves the review of internal controls, information technology systems, and others, up to the present date such evaluation is not advanced enough to allow the measurement of the possible effects of the adoption of the new accounting pronouncements. According to management preliminary assessment the main pronouncements, orientations and interpretation, issued by the CPC that may impact the Company’s financial statements from the fiscal year to be ended on December 31, 2010, are the following:

•        CPC 15 Business combination, approved by the CVM Deliberation No.580/09;

•        CPC 20 Loans and financing costs, approved by the CVM Deliberation No.577/09;

•        CPC 21 Interim financial statements, approved by the CVM Deliberation No.581/09;

•        CPC 23 Accounting policies, changes in estimate e correction of error, approved by the CVM Deliberation No.592/09;

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•        CPC 27 Property, plant and equipment, approved by the CVM Deliberation No. 583/09;

•        CPC 20 Biological assets and agriculture produce, approved by the CVM Deliberation No. 596/09;

•        CPC 32 Income taxes, approved by the CVM Deliberation No. 599/09;

•        CPC 33 Employees benefits, approved by the CVM Deliberation No. 600/09;

•        CPC 43 First time adoption technical pronouncements CPC 15 to 40, approved by the CVM Deliberation No. 610/09;

•        ICPC 09 Separate financial statements; and

•        ICPC 10 Clarifications about CPC 27 and CPC 28.

The Company must restate the quarterly information considering the adoption of the new pronouncements until the filing of the annual financial statements.

3.    SUMMARY OF MAIN ACCOUNTING PRACTICES

a)  Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholders is recorded separately in the consolidated financial statements.

In the preparation of the consolidated financial statements the Company applied CVM Deliberation No. 534/08, which approved on January 29, 2008, the technical pronouncement CPC 02 - Effects of Change in Foreign Exchange Rates and Translation of Financial Statements. According to this deliberation, the following criteria must be applied to the consolidation of subsidiaries abroad:

•         Functional and presentation currency: the financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro;

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•         Consolidated subsidiaries: the financial statements of foreign subsidiaries are translated to Reais according to its functional currency and according to the following criteria:

•        Assets and liabilities accounts are translated based on the closing exchange rate at year end.

•        Statement of income accounts are translated based on the monthly average rate of each month.

The other investments are recorded at acquisition cost less provision for losses, when necessary.

•         Exchange rate variation: losses arising from exchange rate variation on investments in foreign subsidiaries, whose functional currency is Brazilian Real,  in the amount of R$60,995 as of June 30, 2010 (R$157,786 as of June 30, 2009) are recorded in the financial income and expenses account in the statement of income (note 21). The exchange rate variation related to the interest in the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, whose functional currency is Euro was recorded in equity evaluation adjustments, in shareholders’ equity.

According to CVM Instruction No. 408/04 the wholly-owned subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

The accounting practices were applied through all the consolidated companies, and are consistent to the rules applied to the parent company.

b)  Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (note 4). Cash investments, by its nature, are already measured at fair value through the statement of income.

c)  Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and recording is made based on the purposes for which it was acquired, as follows:

•         Trading securities - purchased for the purpose of sale or repurchase in the short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expense;

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•         Held to maturity - if the Company has the positive intent and ability to hold the financial assets to maturity, these assets are recorded at their acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred, as financial income or expense; and

•         Available for sale - includes all financial assets that do not qualify for categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity evaluation adjustments while unrealized net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expense.

d)   Adjustment to present value: the Company and its subsidiaries calculated the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. The Company adopts the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.20% per year (6,41% per year as of March 31, 2010). The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of accounts receivable at a rate based on each operation which corresponds to 4.5% per month and to suppliers at a rate of 100% of Interbank Deposit Certificate (“CDI”).

e)  Trade accounts receivable: recorded at the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not enough, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (note 6).

f)   Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products are established when appropriate. Regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as operating expenses (note 7).

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g)  Property, plant and equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation No. 193/96 and CVM Release No. 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income (note 11).

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the cost of labor, feed and medication are allocated thereto. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Laws No. 11,638/07 and No. 11,941/09 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount. On October 2009, the Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying values.

As required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets as of January 1, 2009 (note 11). The financial statement of the first semester of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$48,880.

h)  Intangible: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expected profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. The goodwill generated based on the expected profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 1, 2009 it is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07 (note 12).

Goodwill is annually tested for impairment in consolidated bases, how the chief operating decision-maker reviews the total assets of the Company and during the current quarter, did not occurred any events that would require the anticipation of this assessment expected to be made in the last quarter of 2010.

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i)    Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and remaining deferred charges shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation No. 527/07.

j)    Income taxes and social contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSLL). Net operating tax losses can be used to offset but are limited to 30% of taxable income – per year – and negative calculation basis of the CSLL.

Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (note 9).

Deferred income tax assets and liabilities are represented by the income tax loss carry forwards and negative calculation basis of social contribution, as well as the impacts of temporary differences between the tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k)  Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and the amount of loss can be reasonably estimated. Provisions for contingencies are presented on the balance sheet net of the related judicial deposits (note 16a).

l)    Leases: lease transactions that substantially transfer all the risks and rewards related to the ownership of an asset are classified as a finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as property, plant and equipment with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged as expense during the contract period.

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Operating leases are recognized as an expense over the contract period (note 15).

m)Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and their fair value is determined based on market values at the balance sheet date. Initial measurement of these financial liabilities is made at their fair value, and they are classified as loans. Changes in fair value are recorded to income under financial income or expense, except for instruments that are designated as hedges.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad. These instruments have the following characteristics: (i) highly correlated with regard to changes in their market value related to the market value of the item that is being protected, both at the beginning and over the term of the contract (effectiveness among 80% and 125%); (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist; and (iii) to be considered effective in reducing the risk associated with exposure. Hedges are recorded in accordance with CVM Deliberation No. 566/08, which permits the use of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above (note 20 f).

n)  Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation No. 371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

The contributions made by the sponsors are recognized as expenses during the year (note 24).

o)  Share-based payment: the Company adopted CVM Deliberation No.562/08 related to stock-based payments, recording as an expense, on a linear basis, the fair value of the granted options during the period provided by the plan, counterpart the shareholders’ equity and/or liabilities (note 18).

p)  Determination of income: income and expenses are recognized based on the accrual basis of accounting.

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q)  Revenue recognition: the Company recognizes revenue when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when persuasive evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization.

Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to their nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

r)   Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors. The amount is accrued in the period in which it is earned (note 19).

s)  Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses upon the actual delivery of the goods to the customer, and revenue is recognized. The shipping and handling costs amounted to R$902,141 (R$621,046 as of June 30, 2009).

t)    Advertising and sales promotion costs: are recognized when incurred and amounted to R$147,711 (R$77,216 as of June 30, 2009).

u)  Research and development (“R&D”): consist mainly of internal research and development costs of new products and are recognized in the statement of income when incurred. The total of R&D amounted to R$12,929 (R$6,735 as of June 30, 2009).

v)  Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred. Based on management’s analysis, the current provision for environmental costs recorded is sufficient to cover these costs.

x)  Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and Federal District state governments. These tax incentives are related to construction of facilities, employment and social and economic development in these states. These tax incentives are recorded directly to the statement of income under other operating expense. If the subsidies and tax incentives result in future obligations, they are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

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The wholly-owned subsidiary Sadia received land located in the State of Pernambuco as a government grant, whose fair value as of June 30, 2010 is R$4,096. The grant is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation No. 555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in fixed asset with a counterpart in other non-current liabilities. The value of the land will be recorded in the statement of income offsetting the depreciation of the production facility.

y)  Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

The Brazilian Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	06.30.10	06.30.09	03.31.10
U.S.Dollar (US$)	1.8015	1.9516	1.7810
Euro (€)	2.2043	2.7399	2.4076
Pound (£)	2.6929	3.2129	2.7043

Average rates
U.S.Dollar (US$)	1.7965	1.9576	1.8003
Euro (€)	2.3832	2.7427	2.4905
Pound (£)	2.7387	3.2048	2.8059

z)  Accounting estimates: in the preparation of the consolidated financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

aa) Comparability of explanatory notes: in order to fully comply with CVM disclosure requirements, the Company reclassified on June 30, 2009 quarterly information previously issued, reclassification of canceled sales between gross sales and sales deductions.

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4.    CASH AND CASH EQUIVALENTS

	Average rate	Parent Company			Consolidated
	p.y.	06.30.10	03.31.10	06.30.10	03.31.10
Cash and bank accounts:
U.S. Dollar	-	100	567	49,780	58,206
Brazilian Reais	-	22,381	19,609	33,342	40,038
Euro	-	-	-	729	1,564
Others	-	-	-	1,779	3,256
		22,481	20,176	85,630	103,064

Marketable securities:
In Brazilian Reais :
Investment fund	11.11%	9,153	8,906	9,153	8,906
		9,153	8,906	9,153	8,906

In U.S. Dollar :
Deposit account	0.15%	9,064	20,989	248,969	154,803
Time deposits	0.91%	137,857	73,684	1,174,820	601,657
Overnight	0.06%	20,480	41,817	130,643	118,444
In Euros :
Deposit account	0.33%	-	-	74,916	275,721
Time deposits	0.49%	-	-	110,239	-
Overnight	0.25%	-	-	4,938	8,369
Other currencies:
Deposit account	0.88%	-	-	5,300	3,797
		167,401	136,490	1,749,825	1,162,791
		199,035	165,572	1,844,608	1,274,761

The investments in foreign currency refer mainly to overnight and time deposit, and bear interest at a pre-fixed rate.

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5.    MARKETABLE SECURITIES

				Average
		WATM		interest	Parent Company		Consolidated
	Due date	(*)	Currency	rate p.y.%	06.30.10	03.31.10	06.30.10	03.31.10
Available for sale:
	04/2010 to
Bank deposit certificates	05/2021	-	R$	10.16%	-	-	48,274	53,160
Investment funds	-	-	R$	10.12%	-	-	102,759	109,897
Exclusive investment funds	-	-	US$	-	-	-	50,601	51,316
	08/2011 to
Brazilian treasury notes	07/2014	2.70	US$	10.23%	-	-	60,333	60,372
Equity securities	-	-	R$	-	1,770	2,000	1,770	2,000
	02/2020 to
Brazilian treasury certificates	03/2020	-	R$	12.00%	-	-	54,546	51,499
	06/2010 to
Brazilian financial treasury bill	03/2014	-	-	(**)	-	-	162,265	228,147
					1,770	2,000	480,548	556,391

Trading securities:
	09/2013 to
Brazilian financial treasury bill	09/2016	4.58	R$	10.16%	423,075	102,426	423,075	102,426
	08/2010 to
Bank deposit certificates	03/2014	0.62	R$	10.07%	868,152	1,840,217	870,038	1,866,938
					1,291,227	1,942,643	1,293,113	1,969,364

Held to maturity:
Capitalization equity	07/2010	0.09	R$	5.19%	27	27	27	27
Credit linked notes	12/2013	3.54	US$	5.03%	-	-	180,200	178,218
					27	27	180,227	178,245
Total					1,293,024	1,944,670	1,953,888	2,704,000

Total current					1,293,024	1,944,670	1,385,927	2,092,644
Total non-current					-	-	567,961	611,356

(*) Weighted average maturity term in years.
(**) See information below.

(*)  Weighted average maturity term in years.

(**) See information below.

As of June 30, 2010, the due date of the non-current marketable securities in the consolidated financial statements is set forth below:

Due Date	Consolidated
2011	77,841
2012	60,983
2013	238,689
2014	116,223
2015 onwards	74,225
Total	567,961

Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and bear interest of 98% to 104% of the interbank deposit certificate (“CDI”).

Brazilian treasury notes investments are determined in Reais and bear interest at a weighted average pre and post fixed rates. The Brazilian treasury notes bear interest at the Special System for Settlement and Custody (“SELIC”) rate.

Pág: 34

On June 30, 2010, of the total of investments, R$36,070 were given as guarantees for U.S. Dollars and live cattle future contracts in the Future and Commodities Exchange (“BM&F”). On June 30, 2009, guarantees amounted R$33,812 (as disclosure in note 20k).

The credit linked notes are a structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers the Company’s risk.

The foreign currency investment funds have structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is set forth below:

Consolidated
06.30.10
Structured notes	48,336
Money market	2,272
Subtotal	50,608
Other payables	(7)
50,601

Pág: 35

6.    TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
Current	06.30.10	03.31.10	06.30.10	03.31.10
Domestic trade accounts receivable	738,052	724,485	955,315	942,602
Domestic related parties	11,670	23,411	5,023	1,938
Foreign trade accounts receivable	69,900	63,697	1,204,079	1,092,299
Foreign related parties	300,053	333,146	-	-
(-) Adjustment to present value	(2,480)	(2,430)	(7,236)	(6,897)
(-) Allowance for doubtful accounts	(17,045)	(16,685)	(26,431)	(26,477)
	1,100,150	1,125,624	2,130,750	2,003,465
Non-current
Domestic trade accounts receivable	43,967	44,791	44,135	57,846
Foreign trade accounts receivable	479	-	12,883	-
(-) Adjustment to present value	(992)	(1,145)	(992)	(1,145)
(-) Allowance for doubtful accounts	(28,713)	(28,158)	(41,285)	(41,213)
	14,741	15,488	14,741	15,488

The changes in the allowance for doubtful accounts are as follows:

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Beginning balance	44,843	42,431	67,690	68,679
Exchange rate variation	10	230	(1)	224
Provisions	4,030	2,697	5,243	3,463
Increase due to business combination	-	-	-	1,449
Increase due to merger of company	-	3,182	-	-
Reversion	-	-	(2,087)	-
Write-offs	(3,125)	(3,697)	(3,129)	(6,125)
Ending balance	45,758	44,843	67,716	67,690

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Amounts receivable	1,087,631	1,100,522	1,944,812	1,859,907
Overdue:
01 to 60 days	27,456	42,882	196,168	152,168
61 to 120 days	3,176	1,950	7,188	9,845
121 to 180 days	3,031	2,581	8,431	8,085
181 to 360 days	4,339	3,602	13,546	12,095
Over 360 days	38,488	37,993	51,290	52,585
(-) Adjustment to present value	(3,472)	(3,575)	(8,228)	(8,042)
(-) Allowance for doubtful accounts	(45,758)	(44,843)	(67,716)	(67,690)
	1,114,891	1,141,112	2,145,491	2,018,953

Pág: 36

Sadia also assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of June 30, 2010, the net equity of this fund was R$310,476 (R$303,724 as of March 31, 2010) of which R$292,620 (R$261,597 as of March 31, 2010) was represented by acquisitions of Sadia’s receivables on the domestic market, with a discounted cost equivalent to 106% of the CDI per senior quota. The assignment of the receivables was made without right of recourse, and the eventual losses from customer default are limited to the value of Sadia’s subordinated quotas, which as of June 30, 2010, represented R$62,095 (R$60,745 as of March 31, 2010).

For the sale of domestic receivables, during the six-month period ended June 30, 2010, the wholly-owned subsidiary Sadia received R$2,600,137 and incurred financial expense in the amount of R$16,000.

For the remaining domestic receivables, the wholly-owned subsidiary Sadia maintains a credit insurance policy that guarantees the collection of 90% of the uncollected customer balances which have approved credit limit, and up to R$100 for new customers or for customers without approved credit limit.

No individual customer accounted for more than 5% of the total revenue for the period ended June 30, 2010.

Pág: 37

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Finished goods	492,918	543,983	1,207,956	1,376,826
Goods for resale	1,515	1,450	18,396	16,717
Livestock for slaughtering	389,031	386,390	820,215	816,501
Work-in-process	52,691	64,225	114,630	131,001
Raw materials	101,478	127,099	426,213	472,027
Packing materials	36,203	38,626	85,360	88,444
Secondary materials	56,413	71,223	57,300	72,117
Warehouse	67,121	66,499	106,650	106,413
Goods in transit	882	1,350	9,595	7,008
Imports in transit	14,111	9,984	16,746	12,531
Advances to suppliers	2,032	2,256	41,376	28,568
(-) Allowance for inventories losses	(24,939)	(26,667)	(63,290)	(65,957)
(-) Allowance for obsolescence	(725)	(834)	(3,515)	(3,632)
	1,188,731	1,285,584	2,837,632	3,058,564

The changes in the allowance for inventories losses and obsolescence accounts are as follows:

				Parent Company

	03.31.10	Additions	Reversal	Write-offs	06.30.10
Allowance for inventories losses	(26,667)	(8,595)	10,323	-	(24,939)
Allowance for obsolescence	(834)	(88)	-	197	(725)
	(27,501)	(8,683)	10,323	197	(25,664)

	Consolidated
					Exchange rate
	03.31.10	Additions	Reversal	Write-offs	variation	06.30.10
Allowance for inventories losses	(65,957)	(21,172)	18,539	3,676	1,624	(63,290)
Allowance for obsolescence	(3,632)	(88)	8	197	-	(3,515)
	(69,589)	(21,260)	18,547	3,873	1,624	(66,805)

Pág: 38

8.    RECOVERABLE TAXES

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
State ICMS (VAT)	245,869	207,467	634,818	593,735
Withholding income tax and social contribution	181,941	175,351	204,463	205,947
PIS and COFINS (Federal Taxes to Fund Social Programs)	453,591	441,585	617,449	610,595
Import duty	95	185	12,565	13,903
IPI (Federal VAT)	3,567	3,557	47,171	47,154
Others	831	6,005	3,340	14,030
(-) Allowance for losses	(22,014)	(43,829)	(81,482)	(102,319)
	863,880	790,321	1,438,324	1,383,045

Current	404,999	329,705	802,049	745,695
Non-current	458,881	460,616	636,275	637,350

a) ICMS - Tax on distribution of goods and services (Value Added Tax - VAT):

Credits are generated by exports, reduced tax rates in the domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transfers to third parties.

In February 2007, the Superior Court of Appeals (“STJ”) issued a final decision ensuring the maintenance of ICMS credits to be recovered in the state of Rio de Janeiro. During the first semester of 2010, due to the probability of realization of these credits in the fiscal year 2010, the Company recognized the totality of these credits, R$5,000 in the first quarter and R$31,706 in the second quarter.

The Company has R$21,230 of ICMS credits in the state of Mato Grosso do Sul and believes that the realization of such credits are doubtful and, therefore, recorded a provision for the full amount within non-current assets.

The wholly-owned subsidiary Sadia has ICMS and IPI credits in the states of Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul. Based on the Company’s estimate, considering the probability of realization of these credits, a provision for losses was recorded in the amount R$50,802 (R$49,824 as of March 31, 2010) for ICMS credits and R$8,666  (R$8,666 as of March 31, 2010) for IPI credits.

b) Withholding income tax and social contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, as well as anticipation of income tax and social contribution as required by Brazilian tax laws, realizable when offset against federal taxes payable.

Pág: 39

c) PIS and COFINS:

PIS and COFINS arising from  primarily resulted from raw material acquisitions used in exported products, or products sold at a 0% tax rate (such as UHT milk and pasteurized milk) and sales in the free tax zone of Manaus. The utilization of these credits can be made by offsetting taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the reimbursement process, which is currently under inspection.

The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

9.    INCOME TAX AND SOCIAL CONTRIBUTION

a)     Deferred income tax and social contribution composition:

	Parent company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Asset:
Tax loss carry forwards (corporate income tax)	201,783	171,450	631,515	608,128
Negative calculation base (social contribution)	75,445	64,437	235,476	224,650
Temporary differences:
Provisions for contingencies	57,115	50,889	133,292	109,489
Provision for doubtful accounts	3,141	2,894	7,999	7,471
Provision for attorney's fees	4,873	4,446	8,145	9,681
Provision for losses on property, plant and equipment	-	-	4,586	-
Provision for tax credits realization	7,485	15,738	39,752	55,028
Employees profit sharing	13,451	2,851	13,451	3,127
Provision for inventories adjustment	8,726	9,350	8,976	10,831
Provision for freight and sales commissions	8,991	8,769	8,991	8,769
Employees benefits plan	9,502	-	60,551	35,602
Amortization of fair value of business combination	19,115	16,255	23,738	21,232
Unrealized losses on derivatives	4,009	2,021	4,009	2,021
Unrealized losses on inventories	-	-	3,700	7,198
Adjustments relating to the transition tax regime	37,226	37,695	37,226	37,695
Other temporary differences	20,106	22,591	39,999	32,905
	470,968	409,386	1,261,406	1,173,827

Current assets	112,388	98,694	136,780	128,747
Non-current assets	358,580	310,692	1,124,626	1,045,080

Pág: 40

	Parent company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Liabilities:
Depreciation on rural activities	490	504	89,254	86,894
Profit from foreign subsidiaries	-	-	435	-
Provision for interest - Law 12.249 - art. 25	-	-	5,773	-
Adjustments relating to the transition tax regime	166,406	139,362	261,682	218,150
Unrealized gains on derivatives	9,913	6,459	9,913	6,459
Other temporary differences	2,014	2,683	4,805	4,707
	178,823	149,008	371,862	316,210

Current liabilities	13,829	8,965	41,171	27,345
Non-current liabilities	164,994	140,043	330,691	288,865

b)     Estimated time of realization:

The Company considers that deferred tax assets resulting from temporary differences will be realized at the proportion to the final solution of the related to provisions for contingencies and settlement of payment of the projected obligations related to employee benefits.

The deferred tax assets originating from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

Consolidated
Year	Value
2010	37,220
2011	70,907
2012	81,069
2013	95,822
2014	106,785
2015 onwards	475,188
866,991

Pág: 41

c)     Income and social contribution taxes reconciliation:

	Parent company			Consolidated
	06.30.10	03.31.09	06.30.10	03.31.09
Income before taxes and participations	107,439	(97,520)	201,723	49,459
Nominal tax rate	34%	34%	34%	34%
Tax (income) expense at nominal rate	(36,529)	33,157	(68,586)	(16,816)
Adjustment of taxes and contributions on:
Statutory profit sharing	4,001	-	4,001	-
Interest on shareholders equity	18,088	-	18,088	-
Equity interest in income of associated company	134,250	(60,299)	284	-
Tax incentives	-	194	131	200
Grant and subsidies for investments	-	-	7,252	-
Participation on nondeductible results	(1,544)	(1,220)	(1,544)	(1,232)
Share based compensation	(403)	-	518	-
Provision for interest - Law 12.249 - art. 25	-	-	(5,773)	-
Exchange rate fluctuation on investments abroad	(39,053)	(27,581)	(20,765)	(53,647)
Income tax and social contribution on goodwill	-	33,273	-	33,273
Difference of tax rates on foreign earnings from subsidiaries abroad	-	-	52,397	20,200
Write-off of deferred income tax and social contribution (a)	-	-	(3,790)	(132,036)
Other adjustments	10,129	2,578	11,843	4,183
	88,939	(19,898)	(5,944)	(145,875)

Current income tax	2,728	(18,232)	(28,483)	(20,924)
Deferred income tax	86,211	(1,666)	22,539	(124,951)

(a) Due to the merger of its wholly-owned subsidiaries Avipal Nordeste S.A. and Perdigão Agroindustrial S.A., the Company recorded a loss of R$3,790 on March 31, 2010 and R$132,036 on March 09, 2009, related to deferred tax assets (net operating losses and negative base of social contribution).

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	Consolidated
	06.30.10	03.31.10
Pre-tax book income from foreign subsidiaries	73,186	39,092
Current income taxes expense of subsidiaries abroad	(7,424)	(2,582)
Deferred income taxes benefit of subsidiaries abroad	(461)	2,942

Due to the merger of Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss in the parent company of R$132,036 in the first quarter of 2009 related to deferred tax assets (net operating losses and negative base of social contribution).

The Brazilian tax returns are subject to tax authority’s review for five years after the date of the tax return filing.  The Company may have to pay additional tax, fine and interest due to these reviews. Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations.

Pág: 42

10. INVESTMENTS

a)  Investments in subsidiaries – Parent Company

	PSA	PDF	Perdi-	UP!	HFF			VIP S.A .
	Labor.	Partici-	gão	Ali-	Partici-		Avipal	Empr. E
	Veter.	pações	Trading	mento s	pações	Sad ia	Nordeste	Particip.
	Ltda.	Ltd a.	S.A .	Ltda.	S.A .	S.A .	S.A .	Imob.
a) Interest o n 06.30.10
Interest (%)	88.00%	1.00%	100.00%	50.00%	-	100.00%	-	100.00%
Total shares and quotas	5,363,850	1,000	100,000	1,000	-	683,000,000	-	10,177,028
Shares and quotas owned	4,720,188	10	100,000	500	-	683,000,000	-	10,177,028

b) Subsidiaries info rmation on 06.30.10
Paid-in capital	5,464	1	100	1	-	4,973,817	-	26,235
Shareholders equity	10,501	1	1,821	3,603	-	3,745,544	-	35,143
Income of the period	967	-	651	3,602	-	237,258	-	8,293

c) Investments on 06.30.10
Interest on 12.31.09	407	-	1,170	4,003	233,357	2,702,143	1,767,156	23,830
Equity interest in income of associated	223	-	651	1,801	31,251	206,007	18,695	8,293
Gain/losses on exchange rate variation	-	-	-	-	-	-	-	-
Equity evaluation adjustments	-	-	-	-	-	-	-	-
Capital increase	8,610	-	-	-	-	713,816	-	3,020
Business combination	-	-	-	-	-	(118,978)	-	-
Dividends and interest on shareholders' equity	-	-	-	(4,003)	-	-	-	-
Merger	-	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance as o f 06.30.10	9,240	-	1,821	1,801	-	3,753,464	-	35,143

	Avipal	Avipal
	Centro -	Cons-	Establec.	Crossban	Perdigão	Total
	Oeste	trutora	Levino	Hold ings	Export
	S.A .	S.A .	Zaccardy	GmbH	Lt d .	30.06.10	31.03.10
a) Interest on 06.30.10
Interest (%)	100.00%	100.00%	90.00%	100.00%	100.00%	-	-
Total shares and quotas	6,963,854	445,362	100	1	1	-	-
Shares and quotas owned	6,963,854	445,362	90	1	1	-	-

b) Subsidiaries information on 06.30.10
Paid-in capital	5,972	445	917	4,182	18	-	-
Shareholders equity	263	50	294	915,600	-	-	-
Income of the period	2	1	33	128,228	-	-	-

c) Investments on 06.30.10
Interest on 12.31.09	261	49	234	910,430	-	5,643,040	5,643,040
Equity interest in income of associated	2	1	(298)	128,228	-	394,854	173,537
Gain/losses on exchange rate variation	-	-	1	(114,777)	-	(114,776)	(33,460)
Equity evaluation adjustments	-	-	-	(4,310)	-	(4,310)	(4,850)
Capital increase	-	-	-	-	-	725,446	679,577
Business combination	-	-	-	-	-	(118,978)	-
Dividends and interest on shareholders' equity	-	-	-	-	-	(4,003)	-
Merger	-	-	-	-	-	(1,799,983)	(1,799,983)
Balance as o f 06.30.10	263	50	(63)	919,571	-	4,721,290	4,657,861

Pág: 43

b)  Investments breakdown:

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Investments in affliatted company	4,721,290	4,657,861	12,970	18,044
Goodwill on business combination (note 1b)	3,594,467	3,470,991	-	-
Amortization of fair value of business combination assets	(56,222)	(47,809)	-	-
Other investments	834	834	1,026	1,038
	8,260,369	8,081,877	13,996	19,082

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. (“UP”) entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite of the fact that the Company maintained an interest of 50% in UP, it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method accounting abandoning proportional consolidation method.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company
	06.30.10					03.31.10

	Annual weighted			Deliberation CVM
	average deprec.		Accumulated	Nº565/08	Residual	Residual
	rate (%)	Cost	depreciation	adjustment (b)	Value	Value

Lands	-	152,902	-	-	152,902	153,249
Buildings and improvements	3.45	1,594,920	(491,220)	27,305	1,131,005	1,129,258
Machinery and equipment	6.32	2,284,480	(1,106,812)	128,816	1,306,484	1,312,243
Installations	3.57	285,581	(107,709)	20,009	197,881	198,515
Furniture	6.25	43,614	(21,393)	2,492	24,713	25,727
Vehicles	14.29	19,330	(11,663)	1,456	9,123	9,263
Forests and reforestations	3.00	96,736	(23,134)	-	73,602	72,856
Breeding stock (a)	-	207,411	(57,197)	-	150,214	155,600
Construction in progress	-	122,548	-	-	122,548	54,958
Advances to suppliers	-	4,793	-	-	4,793	4,647
		4,812,315	(1,819,128)	180,078	3,173,265	3,116,316

(a)  Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

(b)  The accumulated value of the adjustments of CVM Deliberation No. 565/06 includes the impact of the year ended in 2009 and for the six-month period ended June 30, 2010.

Pág: 44

	Consolidated
	06.30.10						03.31.10
	Annual
	weighted
	average				Deliberation
	deprec.		Business	Accumulated	CVM Nº565/08	Residual	Residual
	rate (%)	Cost	combination(c)	depreciation	adjustment (b)	Value	Value

Lands	-	675,857	-	-	-	675,857	668,840
Buildings and improvements	2.93	4,480,071	-	(1,011,795)	10,127	3,478,403	3,469,078
Machinery and equipment	5.08	5,190,157	(7,391)	(2,059,028)	171,697	3,295,435	3,323,688
Installations	3.39	1,281,344	(2,864)	(367,867)	41,789	952,402	958,003
Furniture	5.47	78,042	-	(41,917)	3,843	39,968	40,370
Vehicles and aircraft	14.52	30,007	-	(17,477)	1,196	13,726	14,494
Forests and reforestations	3.00	155,497	-	(29,040)	-	126,457	123,392
Breeding stock (a)	-	504,893	-	(129,409)	-	375,484	384,652
Other	-	2,918	-	(123)	885	3,680	3,565
Construction in progress	-	270,667	-	-	-	270,667	220,182
Advances to suppliers	-	25,790	-	-	-	25,790	25,492
		12,695,243	(10,255)	(3,656,656)	229,537	9,257,869	9,231,756

(a)  Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

(b)  The accumulated value of the adjustments of CVM Deliberation No. 565/06 includes the impact of the year ended in 2009 and for the six-month period ended June 30, 2010.

(c) The adjustment refers mainly to changes in the fair value evaluation of property, plant and equipment acquired through the business combination with Sadia. The changes arise from the issuance of the final appraisal report on the three-month ended June 31, 2009.

The property, plant and equipment assets cost rollforward is as follows:

	Consolidated
								Exchange
	Balance as of	Business			Write-		Gains and	rate	Balance as of
	03.31.10	combination(c)	Additions	Leases	offs (b)	Transfers	losses	variation	06.30.10
Lands	668,840	-	-	-	(1,146)	8,211	(48)	-	675,857
Buildings and improvements	4,447,381	-	1,066	-	(4,751)	37,426	(1,357)	306	4,480,071
Machinery and equipment	5,182,257	(7,391)	4,082	(678)	(26,906)	34,716	(4,903)	1,589	5,182,766
Installations	1,279,611	(2,864)	652	-	(2,040)	3,137	(12)	(4)	1,278,480
Furniture	79,985	-	369	-	(1,550)	(196)	(454)	(112)	78,042
Vehicles and aircraft	31,463	-	137	-	(1,195)	181	3	(582)	30,007
Forests and reforestations	150,113	-	2,321	-	(82)	3,145	-	-	155,497
Breeding stock	2,918	-	-	-	-	(2)	2	-	2,918
Other	492,321	-	75,149	-	(62,577)	-	-	-	504,893
Construction in progress (a)	220,182	-	137,956	-	(448)	(86,522)	(1,193)	692	270,667
Advances to suppliers	25,492	-	4,625	-	(4,220)	(107)	-	-	25,790
	12,580,563	(10,255)	226,357	(678)	(104,915)	(11)	(7,962)	1,889	12,684,988

(a)  Refers mainly to: (i) expansion of the Três de Maio powder milk plant (R$33,139); (ii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$8,245); (iii) expenses related to construction of the agroindustrial complex in Bom Conselho (R$4,500); (iv) improvements in the distribution center of Rio Verde (R$2,704); (v) expansion of slaughtering plant in Lajeado (R$5,779); (vi) in the wholly-subsidiary Sadia, the construction in progress totalized R$147,777, and is represented by: expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$105,542).

(b)  The disposals refer primarily to: (i) disposal of the industrial plant in Ivoti (R$2,551); (ii) disposal of distribution center in Vitória (R$1,000), and; (iii)  R$44,481 disposals of breeding stock in parent company and R$18,096 in Sadia.

Pág: 45

During the six-month period ended June 30, 2010, the Company capitalized interests in the amount of R$9,647 (R$8,128 as of June 30, 2009) related to construction in progress.

12. INTANGIBLE

The intangible balance is comprised of the following items:

	Parent Company
	06.30.10	03.31.10
Software	25,912	12,932
Trademarks and patents	3,098	3,045
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Incubatório Paraíso	656	656
	1,549,498	1,536,465

		Consolidated
	06.30.10	03.31.10
Software	74,079	65,553
Trademarks and patents	3,680	3,617
Goodwill - Sadia (note 1b)	1,536,478	1,405,612
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda.	35,311	35,311
Goodwill - Big Foods Industria de Produtos Alimentícios Ltda.	24,096	24,096
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Plusfood	14,465	15,759
Goodwill - Empresa Matogrossense de Alimentos Ltda.	8,054	8,054
Goodwill - Excelsior Alimentos S.A.	8,051	8,051
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Sino dos Alpes	4,050	4,050
Goodwill - Incubatório Paraíso	656	656
	3,228,752	3,090,591

Pág: 46

The intangible assets rollforward is as follows:

	Consolidated
	Balance as	Business					Gains and	Balance as
	of 03.31.10	combination	Additions	Amortiza-tion	Transfers	Write-offs	Losses	of 06.30.10
Softwares	65,553	-	14,985	(7,003)	385	(100)	259	74,079
Trademarks and patentes	3,617	-	9	-	42	-	12	3,680
Goodwill - Sadia (note 1b)	1,405,612	130,866	-	-	-	-	-	1,536,478
Goodwill - Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Goodwill - Batávia	133,163	-	-	-	-	-	-	133,163
Goodwill - Ava (margarine business)	49,368	-	-	-	-	-	-	49,368
Goodwill - Cotochés	39,590	-	-	-	-	-	-	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda.	35,311	-	-	-	-	-	-	35,311
Goodwill - Big Foods Ind. de Produtos Alim. Ltda.	24,096	-	-	-	-	-	-	24,096
Goodwill - Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Goodwill - Plusfood	15,759	-	-	-	-	-	(1,294)	14,465
Goodwill - Empresa Matogrossense de Alim.Ltda.	8,054	-	-	-	-	-	-	8,054
Goodwill - Excelsior Alimentos S.A.	8,051	-	-	-	-	-	-	8,051
Goodwill - Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Goodwill - Sino dos Alpes	4,050	-	-	-	-	-	-	4,050
Goodwill - Incubatório Paraíso	656	-	-	-	-	-	-	656
	3,090,591	130,866	14,994	(7,003)	427	(100)	(1,023)	3,228,752

The goodwill set forth above is based on the expected profitability, based by appraisal report, after allocation in assets identified. From January 1, 2009, goodwill is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07. The Company’s annual test for impairment of goodwill is the last quarter of each fiscal year. During the period ended June 30, 2010, the Company did not identify any events that would require the anticipation of this assessment.

13. DEFERRED CHARGES

	Parent Company
	Annual	06.30.10			03.31.10
	weighted
	average amort.	Costs
	rate (%)	value	Amortization	Net Value	Net Value
Pre-operating expenses	16.00	125,718	(58,449)	67,269	70,409
Software development	20.00	73,072	(29,230)	43,842	47,512
Reorganization expenses	20.00	45,196	(40,905)	4,291	6,549
		243,986	(128,584)	115,402	124,470

Pág: 47

	Consolidated
		06.30.10					03.31.10
	Annual
	weighted
	average amort.	Costs	Amorti-	Exchange	Write-
	rate (%)	value	zation	rate variation	offs	Net Value	Net Value
Pre-operating expenses (a)	17.00	205,059	(86,992)	-	(141)	117,926	125,071
Software development (b)	20.00	75,304	(29,907)	25	-	45,422	49,186
Reorganization expenses (c)	20.00	73,850	(64,930)	-	-	8,920	12,451
		354,213	(181,829)	25	(141)	172,268	186,708

a) Refers substantially to the projects related to the Mineiros, Bom Conselho and Lucas of Rio Verde plants.
b) Refers substantially to the projects related to the adequacy of the systems and controls of the acquired companies.
c) The reorganization expenses relate to the Projeto CSC (Shared Services Center), Perdigão Total Service Project and deployment of Sadia’s service center in the city of Curitiba.

a)   Refers substantially to the projects related to the Mineiros, Bom Conselho and Lucas of Rio Verde plants.

b)   Refers substantially to the projects related to the adequacy of the systems and controls of the acquired companies.

c)   The reorganization expenses relate to the Projeto CSC (Shared Services Center), Perdigão Total Service Project and deployment of Sadia’s service center in the city of Curitiba.

14. SHORT AND LONG TERM DEBT

				Parent Company

	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Non-current	06.30.10	03.31.10
Local currency (R$):
	6.73%(6.73% on
Working capital	03.31.10)	6.73%(6.73%on 03.31.10)	0.4	419,435	1,602	421,037	430,406

	TJLP / FIXED RATE +
	2.84% (TJLP / FIXED
	RATE +2.85%on
FINEM - BNDES	03.31.10)	8.77%(8.78%on 03.31.10)	2.0	159,076	431,839	590,915	631,920

	TJLP / CDI +4.42%
	(TJLP / CDI +3.83%on	10.42%(10.12%on
Credit Line	03.31.10)	03.31.10)	1.8	5,441	382,170	387,611	447,735

	IGPM / FIXED RATE +
	1%(IGPM / FIXED
	RATE +1.78%on
Tax incentive and others	03.31.10)	1.09%(1.82%on 03.31.10)	9.0	13	6,544	6,557	12,366

Total local currency				583,965	822,155	1,406,120	1,522,427

Foreign currency:
	LIBOR / FIXED RATE /
	CDI +1.89%(LIBOR /
	FIXED RATE / CDI +
	1.89%on 03.31.10) +e.r.	2.64%(2.33%on 03.31.10)
	(US$ and other	+e.r. (US$ and other
Credit lines	currencies)	currencies)	1.8	122,504	806,700	929,204	1,050,018

	UM BNDES +2.48%
	(UM BNDES +2.48%on	6.77%(6.55%on 03.31.10)
	03.31.10) +e.r. (US$ e	+e.r. (US$ and other
FINEM - BNDES	other currencies)	currencies)	1.8	19,542	46,631	66,173	70,334

	%CDI vs e.r. (US$ and	%CDI vs e.r. (US$ and
	other currencies) (%CDI	other currencies) (%CDI
	vs e.r. (US$ and other	vs e.r. (US$ and other
Derivative net balance	currencies) on 06.30.10)	currencies) on 06.30.10)	1.4	58,448	-	58,448	66,718

Total foreign currency				200,494	853,331	1,053,825	1,187,070

Total debt				784,459	1,675,486	2,459,945	2,709,497

(*) Weighted average maturity term in years.

Pág: 48

				Consolidated

	Charges	Weighted average	WATM
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	06.30.10	03.31.10
Local currency (R$):

	6.74%(TR / FIXED
	RATE +6.74%on
Working capital	03.31.10)	6.78%(7.23%on 03.31.10)	0.3	841,353	1,602	842,955	854,784

	TJLP / FIXED RATE +
	6.44% (TJLP / FIXED
	RATE +6.42%on
FINEM - BNDES	03.31.10)	9.03%(9.04%on 03.31.10)	8.2	444,099	1,509,638	1,953,737	2,059,310

	TJLP / CDI +4.42%(TR
	/ TJLP / CDI +3.83%on	10.42%(10.12%on
Credit Lines	03.31.10)	03.31.10)	1.8	5,441	382,170	387,611	447,735

	IGPM / FIXED RATE +
	3.39%(IGPM / FIXED
	RATE +3.10%on
Tax incentive and others	03.31.10)	2.15%(2.17%on 03.31.10)	7.0	13	8,920	8,933	14,730

Total local currency				1,290,906	1,902,330	3,193,236	3,376,559

Foreign currency:

	7.26%(7.25%on
Bonds	03.31.2010)	7.26%(7.25%on 03.31.10)	9.3	44,157	1,780,552	1,824,709	1,788,694

	LIBOR / FIXED RATE /
	CDI +1.78% (LIBOR /
	FIXED RATE / CDI +	2.51%(2.27%on 03.31.10)
	1.79%on 03.31.10) +e.r.	+e.r. (US$ and other
Credit lines	(US$ e other currencies)	currencies)	1.8	489,084	1,993,196	2,482,280	2,794,343

	UM BNDES +5.26%
	(UM BNDES +5.26%on	6.77%(6.72.%on
	03.31.10) +e.r. (US$ and	03.31.10) +e.r. (US$ and
FINEM - BNDES	other currencies)	other currencies)	3.9	66,271	170,495	236,766	251,295

	%CDI vs e.r. (US$ and	%CDI vs e.r. (US$ and
	other currencies) (%CDI	other currencies) (%CDI
	vs e.r. (US$ and other	vs e.r. (US$ and other
Derivative net balance	currencies) on 03.31.10)	currencies) on 03.31.10)	1.3	57,666	-	57,666	65,742

Total foreign currency				657,178	3,944,243	4,601,421	4,900,074

Total debt				1,948,084	5,846,573	7,794,657	8,276,633

(*)  Weighted average maturity term in years.

Working capital facilities:

Rural credit financing: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian federal government program that offers loans as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

PROCER – BNDES facilities: Through the PROCER, BNDES provides working capital credit lines to help Brazilian agribusiness and agricultural companies.

Industrial credit notes: We issued industrial credit notes (“Cédulas de Crédito Industrial”), receiving credits from official funds, the Fund for Worker Support (“Fundo de Amparo ao Trabalhador”) and the Constitutional Fund for Financing in the Midwest (“Fundo Constitucional de Financiamento de Centro-Oeste”). The notes have maturity dates of up to five years, with final maturities on various dates from 2010 and 2014. These titles are secured by pledge of machinery and equipment and real estate mortgages.

Pág: 49

BNDES FINEM, other secured debt and development bank credit lines:

The Company and its subsidiaries have a number of outstanding obligations to BNDES. The loans from BNDES were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans in FINEM modality are payable monthly, with final maturities on various dates from 2010 to 2015 are secured by pledge of machinery and equipment and real estate mortgages. The loans are indexed by the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and reflects the daily exchange rate fluctuation of the currencies in that basket.

PESA: Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (“Programa Especial de Saneamento de Ativos”), subject to the variation of the IGPM plus interest of 9.89% per year, secured by endorsements and pledges of public debt securities.

Tax incentive financing programs:

State tax incentive financing programs: Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGPM plus a margin.

Trade-related facilities:

Pre-export facilities: The indebtedness under these facilities is generally denominated in U.S. Dollars, with maturities on various dates from 2010 to 2013. Lines of credit for pre-payment of export are indexed to the LIBOR (“London Interbank Offered Rate”) of six and three months plus a spread. Under each of these facilities, the Company receives loans secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF - Brasil Foods S.A.. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

Trade-related facilities: The indebtedness under these facilities is denominated in U.S. Dollars, and maturities vary from one to four years. Trade-related facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually and annually. Under each of these facilities, the Company receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by BRF - Brasil Foods S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

Pág: 50

BNDES facilities – Exim: The Company has some credit lines provided by BNDES to finance exports with several commercial banks acting as intermediaries. Such funds are indexed to TJLP and mature on 2012. Settlement occurs in local currency without the risk associated with exchange rate variation.

Advances on exchange contracts: These advances on export contracts (“ACC’s”) are liabilities with commercial banks, such principal is settlement  through the exports of products, in accordance with the shipments, and which interest is paid at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated advances on exchange contracts delivered (“ACE’s”) and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACC’s due within 360 days from the scheduled shipment date of export goods or short-term financing under ACE’s due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. Dollars. On June 30, 2010, the Company had not any ACC’s and ACE’s outstanding contract.

Bonds:

BFF notes: On January 28, 2010, BFF International Limited issued senior notes in the aggregate amount of R$750,000. The bonds are guaranteed by BRF and Sadia, bear an interest rate of 7.25% per year and mature on January 28, 2020.

Sadia bonds: In the total amount of US$250,000 as of March 31, 2010 under bonds issued by Sadia. The bonds are guaranteed by BRF, bear an interest rate of 6.88% per year and mature on May 24, 2017.

Debentures: The Company issued 81,950 fully paid-up simple debentures, totally  paid between June 30, 1998 and November 21, 2000, to the BNDES at the nominal unit value of R$1 (one Real), with a redemption period from June 15, 2001 to June 15, 2010; up to June 06, 2010 the total amount of debentures had been redeemed.

The maturity schedule is as follows:

Pág: 51

	Parent Company	Consolidated
Current	784,459	1,948,084
2011	354,643	646,336
2012	914,414	2,126,987
2013	318,508	694,143
2014	46,214	197,850
2015 to 2044	41,707	2,181,257
	2,459,945	7,794,657

a) Guarantees:

	Parent Company	Consolidated
Total debt	2,459,945	7,794,657
Mortgages guarantees:	636,072	1,867,644
Related to FINEM-BNDES	585,464	1,651,551
Linked to FNE-BNB	-	165,485
Related to tax incentives and other	50,608	50,608
Statutory lien on assets purchased with financing:	11,314	11,879
Related to FINEM-BNDES	11,247	11,247
Related to FINAME-BNDES	-	565
Related to tax incentives and other	68	68

The subsidiary Sadia is guarantor of loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan aims to finance the installation of digesters in the properties of the farmers involved in the integration system of Sadia, with the objective to implement clean development mechanisms and reduction of carbon gas emission. The amount of these guarantees as of June 30, 2010 totaled R$81,295 (R$80,187 as of March 31, 2010).

b) Commitments:

In the normal course of business, the Company enters into certain contracts with third parties for the purpose to acquire raw materials, especially corn, soybean and hogs. On June 30, 2010, firm commitments under these agreements, amounted to R$744,049 in the parent company and R$2,197,359 in the consolidated (R$491,942 in the parent company and R$1,794,046 in the consolidated as of March 31, 2010).

c) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants. If the Company is not in compliance with those covenants, the maturity dates of these loans can be accelerated. As of June 30, 2010, the Company was in compliance with all such covenants.

Pág: 52

Restrictive covenants (indicators to be achieved)	Indicators	Principal value
Net debt to shareholders equity ratio less than 1.5	0.3	315,263
Net debt to EBTIDA ratio less than 3.5	2.4	315,263
Lower current liquidity of 1.1	2.0	24,020
Total liabilities minus shareholders equity / shareholders equity equal or less than 2.2.	0.9	24,020

15. LEASES

The Company entered into several contracts, which are classified as either operating or financial leases.

a) Operating leases:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, are presented below:

	Parent Company		Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
2010	22,410	25,447	89,311	114,688
2011	36,246	24,838	122,872	115,480
2012	31,630	19,652	88,106	79,304
2013	24,540	14,725	24,546	15,109
2014	15,229	6,822	15,229	6,853
2015 onwards	10,953	9,285	10,953	9,369
	141,008	100,768	351,018	340,803

Operating leases payments are recognized as expense and totaled R$90,441 as of June 30, 2010 (R$33,772 as of June 30, 2009).

b) Financial leases:

The Company maintains control of the leased assets and recognizes them as equipment and machinery in property, plant and equipment, and the related balances are as follows:

	Parent Company and Consolidated
	06.30.10	03.31.10
Cost	14,771	14,538
Accumulated depreciation (*)	(7,080)	(6,169)
Residual	7,691	8,369

(*) The leased assets are depreciated in accordance with the rates in the note 11 for machinery and equipment, or through the term of the contract, the lower of the two, as determined by the CVM Deliberation No. 554/08.

Pág: 53

The mandatory future minimum lease payments recorded as other current and non-current liabilities in the consolidated balance sheet are segregated as follows:

	Parent Company and Consolidated
	Present value of			Present value of
	the minimum	Interest	Future minimum	the minimum	Interest as	Future minimum
	payments as of	as of	payments as of	payments as of	of	payments as of
	06.30.10	06.30.10	06.30.10	03.31.10	03.31.10	03.31.10
2010	2,398	182	2,580	3,493	302	3,795
2011	3,860	306	4,166	3,728	332	4,061
2012	1,954	162	2,116	1,885	170	2,054
2013	468	52	520	457	54	511
2014 onwards	77	13	90	76	14	90
	8,757	715	9,472	9,639	872	10,511

16. CONTINGENCIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflects the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and the probability of losses was considered possible or remote.

The Company and its subsidiaries, when requested, make judicial deposits, some of which are not related to specific provisions for contingencies, such consolidated amount as of June 30, 2010,  was R$100,234 (R$87,949 as of March 31, 2010).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation No. 489/05 is enough to cover eventual losses related to its legal proceedings as presented below.

Pág: 54

i. Contingencies for probable losses:

The provision for contingencies rollforward is summarized below:

					Parent Company
					Price
	Balance as				index	Balance as
	of 03.31.10	Additions	Reversals	Payments	update	of 06.30.10

Tax (i)	111,767	22,924	(5,190)	(5,550)	2,003	125,954
Labor (ii)	34,699	12,062	(1,667)	(10,749)	1,497	35,842
Civil, commercial and other (iii)	21,797	3,573	(337)	(758)	589	24,864
(-) Judicial deposits	(12,960)	(621)	250	-	-	(13,331)
	155,303	37,938	(6,944)	(17,057)	4,089	173,329

	Consolidated
						Price
	Balance as	Business				index	Balance as
	of 03.31.10	combination	Additions	Reversals	Payments	update	of 06.30.10

Tax (i)	206,547	-	23,826	(5,509)	(5,550)	3,278	222,592
Labor (ii)	89,350	14,443	12,106	(3,076)	(10,750)	1,501	103,574
Civil, commercial and other (iii)	55,820	44,745	4,610	(15,397)	(757)	5,971	94,992
(-) Judicial deposits	(57,709)	-	(8,390)	892	-	-	(65,207)
	294,008	59,188	32,152	(23,090)	(17,057)	10,750	355,951

(i)  Tax:

The tax contingencies in consolidated basis, classified as probable losses, mainly involve the following legal proceedings:

Income tax and social contribution:

The subsidiary Sadia has recorded a provision in the amount of R$22,371 (R$22,070 as of March 31, 2010), related to (i) R$14,719 (R$14,469 as of March 31, 2010) relating to a tax assessment notice challenging the computation of Granja Rezende taxable income (merged in 2002); (ii) R$6,227 (R$6,159 as of March 31, 2010) relating to a tax assessment notice alleging undue offsetting of income tax withheld on the Granja Rezende investment; and (iii) R$1,425 (R$1,442 as of March 31, 2010) of other provisions.

CPMF over export revenues:

The Company has recorded a provision for contingency in the amount of R$18,716 (R$21,164 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisional contributions on financial activities (“CPMF”) charged on the income from exports, which has not been analyzed by the superior courts. The Company’s lawsuit is in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

Pág: 55

ICMS:

The Company is principally in disputes over the utilization of credits on materials for consumption, the suits being in the first or second administrative level, as well as in judicial proceedings. The main items refer to the maintenance of credits related to intermediate products used in the productive process, basic basket and extemporaneous credits. The provision amounted to R$31,108 (R$34,592 as of March 31, 2010).

The wholly-owned subsidiary Sadia is defending itself in administrative proceedings regarding ICMS, mainly related to customs clearances, debits arising from accessory obligations and credits on materials used and raw materials. The total provision amounted to R$33,252 (R$31,909 as of December 31, 2009).

PIS and COFINS:

The Company is involved in an administrative proceeding regarding the utilization of credits to offset federal taxes, in the amount of R$34,888 (R$34,212 as of March 31, 2010).

Other tax contingencies:

The subsidiary Sadia recorded other provisions related to the payment of social security contributions, PIS, import duty and other in the amount of R$40,316 (R$40,111 as of March 31, 2010).

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the first instance, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

Pág: 56

ii. Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company management and its legal counsel.

The tax contingencies amounted to R$3,034,294 (R$2,796,163 as of March 31, 2010), and refers, mainly, to the following subjects:

Profits earned abroad:

On October 3, 2008, the wholly-owned subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$158,828 (R$157,542 as of March 31, 2010). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS:

The Company is discussing ongoing judicial cases related to ICMS credits of products with a reduced tax burden, in the amount of R$275,421 (R$254,553 as of March 31, 2010); utilization of deemed credits in the amount of R$10,342 (R$10,227 as of March 31, 2010); benefits granted by certain states in the amount of R$949,575 (R$866,358 as of March 31, 2010) and R$515,298 (R$475,370 as of March 31, 2010) related to other issues.

PIS/COFINS on the payment of interest on shareholders’ equity:

Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$42,512 as of June 30, 2010 (R$41,911 as of March 31, 2010). The Brazilian courts have not yet addressed the subject. Based on analysis of the Company’s management, and its legal counsel, the loss is classified as possible, and no provision has been recorded.

IPI Credit Premium:

The subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$376,594 (R$370,559 as of March 31, 2010), related to the compensation of IPI premium credit with federal tributes. The subsidiary utilized the credit based on the final and non appealable decision.

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Other tax contingencies:

The subsidiary Sadia has other ongoing judicial cases in the amount of R$460,012 (R$382,143 as of March 31, 2010) related to social security contributions of R$118,968 (R$116,785 as of March 31, 2010), income tax and social contribution and withholding income tax of R$142,875 (R$119,324 as of March 31, 2010), PIS and COFINS of R$111,600 (R$84,855 as of March 31, 2010), IPI in the amount of R$53,519 (R$51,037 as of March 31, 2010) and other in the amount of R$33,050 (R$61,149 as of March 31, 2010).

Civil lawsuits

As of June 30, 2010, the subsidiary Sadia has other civil contingencies in the amount of R$88,351, which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded.

17. SHAREHOLDERS’ EQUITY

a)   Capital stock

On July 8, 2009, the Company’ shareholders approved a capital increase from R$3,445,043 to R$4,927,933, through the issuance of 37,637,557 common shares for a price of R$39.40 (thirty nine Reais and forty cents) per common share, all of which were subscribed by means of an exchange for 226,395,405 common shares issued by HFF.

On July 27, 2009, the Board of Directors approved a capital increase through the issuance of 115,000,000 common shares without par value, including American Depositary Shares (“ADS’s”) represented by ADR’s for the price of R$40.00 (forty Reais) per common share, totaling R$4,600,000.

On August 18, 2009, the Company’ shareholders approved in an extraordinary shareholders general meeting a capital increase through the issuance of 59,390,963 common shares for a price of R$39.32 (thirty nine Reais and thirty two cents) per common share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527,933 to R$11,863,417.

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On August 20, 2009, the Board of Directors approved a capital increase through the issuance of 17,250,000 common shares without par value for the price of R$40.00 (forty Reais) per common share, in the total amount of R$690,000.

On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100%, with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADR’s program, equating the ADR’s to the same proportional basis, thus each 1 (one) share is correspondent to 1 (one) ADR.

On June 30, 2010, the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 872,473,246 common shares, without par value, considering the split of shares mentioned above. The total share capital in the balance sheet is net of public offering expenses of R$92,947.

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 1.000,000,000 common shares registered and without par value.

b)   Treasury shares

The Company has 781,172 treasury shares (after the split of shares mentioned above in item (a)), acquired in prior fiscal years with funds from profit reserves at an average price of R$0.95 (ninety five real cents) per share, for future sale or cancellation. The decrease in the number of treasury shares arises from the exercise of stock options of Sadia’s executives, as disclosure in note 18.

On June 30, 2010, in its consolidated financial statements, the Company’s management recorded under treasury shares the total of 1,507,210 shares of its issuance and owned by the subsidiary Sadia, such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities.

These shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was recorded in other receivables.

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c)   Reconciliation of the shareholders’ equity and the income of the period:

	Shareholders equity		Statement of income
	06.30.10	03.31.10	06.30.10	06.30.10
Parent company balance	13,312,573	13,214,015	184,609	(117,418)
Unrealized profit (loss) on transactions with subsidiaries	(3,132)	(2,495)	(390)	20,759
Treasury shares	(25,359)	(25,359)	-	-
Consolidated balance	13,284,082	13,186,161	184,219	(96,659)

18. SHARE-BASED PAYMENT

Company:

On March 31, 2010, the Company’s shareholders approved a share-based payment for the executives of the Company and its subsidiaries, consisting of two instruments: (i) stock option, awarded annually to the beneficiary, and (ii) additional stock option, optional to the beneficiary, who may join through the participation in the profit sharing. The vesting conditions of ownership rights are based on the achievement of effective results and in the increase of the Company’s value.

The plan includes shares issued by the Company up to the limit of 2% of the total amount of shares, and aims to: (i) attract, retain and motivate beneficiaries; (ii) generate value to shareholders; and (iii) motivate the enterprising vision of the business.

The plan is managed by the Board of Directors, within the limits established in the general policies of the plan and legislation, which are disclosed in detail in the Company’s “Reference Form”.

The exercise price of the options is determined by the Board of Directors, and it is based on the average closing price of share in the last twenty trading days of São Paulo Stock Exchange prior the grant date, monthly adjusted by the variation of the Broad Consumer Price Index (“IPCA”), between the grant date and the previous month to the notice of the exercise of the option by the beneficiary.

The vesting period, during which the participant cannot exercise its rights to purchase shares is 3 years and shall observe the following deadlines of the grant date of the option:

            i.  up to 1/3 of the total amount of options may be exercised after 1 year;

           ii.  up to 2/3 of the total amount of options may be exercised after 2 years; and

         iii.  the totality of options may be exercised after 3 years.

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After the vesting period within a maximum period of 5 years from the grant date, the beneficiary will lose the right to convert any options not exercised.

In order to assure the exercise of options, the Company may issue new shares or use its treasury shares.

The composition of the options granted in the period is as follows:

Date			Quantity of granted shares	Fair value of granted option	Exercise price		Quotation
Grant	Start	Final			Grant date	Adjusted - IPCA	Share as of 06.30.10

05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	23.53	23.70

The maximum and minimum exercise price is R$23.53 (twenty three Reais and fifty three cents) and weighted average remaining contractual term is 58.9 months.

The Company recognized on June 30, 2010, in its shareholders’ equity the fair value of options in the amount of R$1,185 with a corresponding expense in the statement of income.

The fair value of stock options was indirectly measured based on the pricing model Black-Scholes, based on the following premises:

06.30.09

Expected maturity of the option
Exercise in the first year	3.0 years
Exercise in the second year	3.5 years
Exercise in the third year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Expected dividends over shares	1.1%

Expected term:

The Company’s expected term represents the period in which it is believed that the options are exercised and was determined on the premise that beneficiaries will exercise their options within the limits of maturity.

Risk-free interest rate:

The Company uses as risk-free interest rate, the National Treasury Notes (“NTN-B”) available at the calculation date and with maturity equivalent to the option life.

Volatility:

Estimated volatility takes into account the historic negotiations between the Company and similar companies in the market, considering the unification of Perdigão and Sadia tickers under the ticker BRFS3.

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Expected dividends:

The percentage of dividends was calculated based on the average dividends paid per share in relation to the market value of shares, during the last 4 years.

Sadia:

On March 31, 2010, under the association agreement and the Sadia’s share-based payment, the Company’s shareholders approved the migration of the options granted and not exercised before the business combination to a new plan managed by the Company, which will maintain all the characteristics and conditions of the previous plan.

The composition of the options granted and not exercised as of June 30, 2010, is as follows:

	Date			Quantity based on BRF’ shares		Price of shares based on BRF’ shares
Cycle	Granted	Start	Final	Granted options	Outstanding options	Grant date	Adjusted INPC

2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.13
2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	43.95

The wholly-owned subsidiary Sadia recorded under other non-current liabilities on June 30, 2010 the fair value of options in the amount of R$976 (R$2,706 as of March 31, 2010), respectively. The compensation cost was recorded in the statement of income under administrative expense, totaling a reversion of expenses in the amount of R$2,831, as of June 30, 2010.

During the second quarter of 2010, Sadia’s executives exercised the vested right related to the stock options previously granted of 79,800 shares in the total amount of R$1,713, counterparts in treasury shares of R$76 and R$1,637 in capital reserve.

19. EMPLOYEES’ PROFIT SHARING

The Company and its subsidiaries granted to its employees, profit sharing benefits, which are related to previously negotiated performance indicators, as agreed to by all parties from the beginning of the current year. The agreements were approved by the Board of Directors and the related State Union.

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20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Overview:

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use. All instruments entered into by the Company have the purpose of protecting the exchange rate exposure of its debt and cash flow and interest rate exposure.

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy establishes what strategies must be adopted and the Management, based on limit levels, hires the protection instruments (hedge). The Board of Directors, the Executive Board and the Financing Risk Committee have different limit levels established within the policy.

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The Risk Policy does not allow management to enter into leveraged derivatives transactions, and determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by the back-office and monitored daily by the financial department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved on six-month period ended June 30, 2010 were considered satisfactory.

As allowed by the CVM Deliberation No. 604/09, the Company applies hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b)   Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur in economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

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The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications and investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and U.S. Dollars), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (U.S. Dollars) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would lead to unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk Pre-fixed				Interest Risk Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/COUPON USD	Assets	+	-	TJLP	Liabilities	+	-
LIBOR/COUPON USD	Assets	-	+	TJLP	Liabilities	-	+
LIBOR/COUPON USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/COUPON USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained with regard to the objectives of the Company related to interest rate exposure were fully achieved on the six-month period ended June 30, 2010.

c)   Exchange risk management:

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. Dollars, Euro and Sterling Pound against the Real.

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The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (swap) and future (BM&F) markets (table below).

The subsidiary Sadia does not have any open derivative positions.

i) Foreign currency exposure balances

Assets and liabilities denominated in foreign currencies are shown below:

	Parent Company			Consolidated
	06.30.10	03.31.10	06.30.10	03.31.10
Cash, cash equivalents and marketable securities	167,555	137,088	2,093,299	1,515,754
Trade accounts receivable third parties	37,073	31,063	1,164,829	1,042,735
Receivables from related parties	-	334,267	-	-
Contracts for future U.S. dollars	153,917	277,558	153,917	277,558
NDF contracts **	-	-	(90,075)	(35,620)
Loans and financing	(995,377)	(1,187,070)	(4,543,755)	(4,900,074)
Pre-export facilities designated as hedge accounting	921,968	-	921,968	-
Other operating assets and liabilities, net *	(1,064,586)	(1,538,927)	21,599	588,977
	(779,450)	(1,946,021)	(278,218)	(1,510,670)
Exposure in foreign currency exchange rate in R$	(779,450)	(1,946,021)	(278,218)	(1,510,670)
Exposure in foreign currency exchange rate in US$	(432,667)	(1,092,657)	(154,437)	(1,173,214)

(*) Refers mainly to the purchase of inventory and trade accounts payable.
(**) NDF s offshore not designated as hedge accounting, impacting the statement of income and no impacting shareholders equity .

The Company’s exposure in the amount of US$154,437, is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involve transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

On June 30, 2010, the Company had non-deliverable forward (“NDF”) operations, put option of U.S. Dollars in the amount of US$510,000, and pre-export facilities  in the amount of US$511,777 designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). On June 30, 2010, the Company had the position of EUR91,000 and GBP29,500.

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In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back-office), of cash-flow needs and foreign exchange exposure.

ii) Financial instrument balances designated as hedge accounting:

The position of derivatives outstanding as of June 30, 2010 and March 31, 2010 is as follows:

Consolidated 06.30.10
					Reference
	Object of				value	Market	Unrealized
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)	losses
NDF	Exchange rate	From July 2010 to M ay	R$ 10.67%p.y.	US$	900,750	18,259	4,673
		2011
NDF	Exchange rate	From July 2010 to	R$ 12.33%p.y.	EUR	200,591	15,701	814
		February 2011
NDF	Exchange rate	From July 2010 to	R$ 11.75%p.y.	GBP	79,441	1,092	408
		M arch 2011
NDF	Exchange rate	From July 2010 to	R$ 16.83%p.y.	US$	90,075	781	766
		August 2010
Swap	Exchange rate	July 2013	US$ +7%	76% CDI	56,112	843	468
Swap	Exchange rate	From July 2011to	US$ +LIBOR 3M +	97.50% CDI	330,750	(47,193)	(45,624)
		December 2013	3.83%
Swap	Interest rate	August 2012	US$ +LIBOR 3M +	US$ + 3.96%	83,575	(4,977)	(4,617)
0.50%
Swap	Interest rate	From July 2010 to M ay	US$ +LIBOR 3M +	US$ + 5.78%	62,787	(1,042)	(941)
		2012	3.85%
Swap	Interest rate	From July 2012 to	US$ +LIBOR 6M +	US$ + 3.77%	838,762	(30,493)	(23,858)
		August 2013	0.80%
Swap	Interest rate	November 2012	US$ +LIBOR 12M +	US$ + 3.70%	198,025	(9,660)	(7,623)
0.71%
Option contract	Exchange rate	July and August 2010	-	-	18,015	221	169
Future contracts	Exchange rate	August 2010	US$	R$	153,917	(972)	-
		From August to
Future contracts	Live cattle		R$	-	41,810	(5)	-
		November 2010
						(57,445)	(75,365)

Consolidated 03.31.10
					Reference
	Object of				value	Market	Unrealized
Instrument	protection	Maturity date	Receiving	Payable	(notional)	Value (1)	losses

NDF	Exchange rate	Until 02/2011	R$ 8.52%p.y.	US$	765,830	13,444	1,120

NDF	Exchange rate	Until 11/2010	R$ 10.58%p.y.	EUR	192,608	6,854	805

NDF	Exchange rate	Until 10/2010	R$ 8.19%p.y.	GBP	30,559	652	30

NDF	Exchange rate	04/2010	R$ 15.32%p.y.	US$	35,620	976	134
		From 01/2010
Sw ap	Exchange rate	to 07/2013	US$ +7%	76% CDI	56,112	389	185
		From 01/2010	US$ +LIBOR 3M
Sw ap	Exchange rate	to 12/2011	+3.83%	97.83% CDI	330,750	(47,338)	(45,899)
		From 05/2010	US$ +LIBOR 3M
Sw ap	Interest rate	to 08/2012	+0.50%	US$ + 3.96%	83,575	(4,701)	(4,342)
		From 05/2010	US$ +LIBOR 3M
Sw ap	Interest rate	to 05/2012	+3.85%	US$ + 5.78%	62,787	(882)	(773)
		From 05/2010	US$ +LIBOR 6M
Sw ap	Interest rate	to 08/2013	+0.80%	US$ + 3.77%	838,762	(25,717)	(22,601)
		From 11/2010	US$ +LIBOR 12M
Sw ap	Interest rate	to 11/2012	+0.71%	US$ + 3.70%	198,025	(7,236)	(6,110)

Future contract	Exchange rate	05/2010	US$	R$	277,558	(2,183)	-
TOTAL						(65,742)	(77,451)

(1) The market value methodology adopted by the Company is marked-to-market ( MTM ), which consists of determining the future value based on contracted terms and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

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The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate and commodities price variations.

The management believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

d) Gains and losses on derivative financial instruments for equity protection:

The value of gains and losses with unrealized derivative financial instruments has impacted the statement of income and shareholders’ equity, as set forth below:

	Parent Company		Consolidated
	Statement of Shareholders		Statement of	Shareholders
	income	equity	income	equity
Protection derivatives
Exchange rate variation risks	-	(11,076)	-	(11,076)
Interest risk	(1,042)	(45,131)	(1,042)	(45,131)
Sub total	(1,042)	(56,207)	(1,042)	(56,207)

Trading derivatives
Interest rate risks	(973)	-	(191)	-
Live cattle market risks	(5)	-	(5)	-
Sub total	(978)	-	(196)	-
Total	(2,020)	(56,207)	(1,238)	(56,207)

e)  Composition of financial instruments balances by category - except derivatives:

	Parent Company
	Assets			Liabilities
		Trade accounts		Loans and	Loan and		Total
	Financial	receivable and		financing in local	financing in
06.30.2010	assets	other receivables	Investments	currency	foreign currency	Debentures
Receivables	-	1,114,891	-	-	-	-	1,114,891
Loans	-	-	-	(1,406,120)	(995,377)	-	(2,401,497)
Marketable securities
Available for sale	1,770	-	-	-	-	-	1,770
Trading securities	1,291,227	-	-	-	-	-	1,291,227
Held to maturity	27	-	8,260,369	-	-	-	8,260,396
Total	1,293,024	1,114,891	8,260,369	(1,406,120)	(995,377)	-	8,266,787

03.31.2010
Receivables	-	1,141,112	-	-	-	-	1,141,112
Loans	-	-	-	(1,522,427)	(1,120,352)	(2,089)	(2,644,868)
Marketable securities
Available for sale	2,000	-	-	-	-	-	2,000
Trading securities	1,942,643	-	-	-	-	-	1,942,643
Held to maturity	27	-	8,081,877	-	-	-	8,081,904
Total	1,944,670	1,141,112	8,081,877	(1,522,427)	(1,120,352)	(2,089)	8,522,791

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	Consolidated
	Assets			Liabilities
		Trade accounts		Loans and	Loan and		Total
	Financial	receivable and		financing in local	financing in
06.30.2010	assets	other receivables	Investments	currency	foreign currency	Debentures
Receivables	-	2,145,491	-	-	-	-	2,145,491
Loans	-	-	-	(3,193,236)	(4,543,755)	-	(7,736,991)
Marketable securities
Available for sale	480,548	-	-	-	-	-	480,548
Trading securities	1,293,113	-	-	-	-	-	1,293,113
Held to maturity	180,227	-	13,996	-	-	-	194,223
Total	1,953,888	2,145,491	13,996	(3,193,236)	(4,543,755)	-	(3,623,616)

03.31.2010
Receivables	-	2,018,953	-	-	-	-	2,018,953
Loans	-	-	-	(3,376,559)	(4,834,332)	(2,089)	(8,212,980)
Marketable securities
Available for sale	556,391	-	-	-	-	-	556,391
Trading securities	1,969,364	-	-	-	-	-	1,969,364
Held to maturity	178,245	-	19,082	-	-	-	197,327
Total	2,704,000	2,018,953	19,082	(3,376,559)	(4,834,332)	(2,089)	(3,470,945)

f)   Composition of financial instruments balances designated for cash flow hedge accounting and export revenue

The Company made the formal  designation of its hedge accounting operations for the derivative financial instruments for the protection of cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company made the determination of hedge accounting are highly probable, having an exposure to variations in cash flow that could affect profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged items, consistently to the originally documented risk in the Risk Policy.

The Company applies hedge accounting for option contracts derivatives only for its intrinsic value and record the respective time value as financial income or expense. If Real is devalued and the option is not exercised, related losses of time value are recorded as financial expense.

The time value of an option may be calculated through the difference between the option fair value at the measurement date (quotation that represents the value of premium) and the intrinsic value at the measurement date. When the option quotation is not available in an active market, the fair value determination is based in a pricing model (Black-Scholes or Binomial).

Pág: 69

The exchange rate coverage which uses the put option determines the intrinsic value variation of the put option as an instrument of exchange rate coverage, in case of Real appreciation (“one-side risk”).

From the application of hedge accounting for derivatives to protect the risk of interest rates and exchange rates, the Company recorded the unrealized results in the shareholders’ equity. The amounts booked in the shareholders’ equity are presented below:

				Parent Company e Consolidated

				Swap accrual balance		Swap M T M balance
		Risk	Maturity
Hedge Instruments	Object o f hedge	pro tected	date	Asset	Liability	A sset	Liability
Swap contract of US$65,000 (Asset	Debt of US$65,000 interest Libor 6	Libor Post x
Libor 6months +1.75%/ Liability 4.22%)	months + overlibor 1.75%	Fixed	7/25/2012	1,070	(2,114)	349,615	(352,471)
Swap contract of US$75,000 (Asset	Debt of US$75,000 interest Libor 6	Libor Post x
Libor 6 months / Liability 4.06%)	months + overlibor 0.9%	Fixed	7/22/2013	207	(2,179)	527,745	(535,840)
Swap contract of US$30,000 (Asset	Debt of US$30,000 interest Libor 6	Libor Post x
Libor 6months +0.8%/ Liability 4.31%)	months + overlibor 0.8%	Fixed	8/23/2013	199	(718)	263,651	(266,848)
Swap contract of US$20,000 (Asset	Debt of US$20,000 interest Libor	Libor Post x
Libor 6months +0.8%/ Liability 4.36%)	6months + overlibor 0.8%	Fixed	7/19/2013	173	(637)	176,204	(178,420)
Swap contract of US$20,000 (Asset	Debt of US$20,000 interest Libor	Libor Post x
Libor 3months +0.5%/ Liability 3.96%)	3months + overlibor 0.5%	Fixed	8/10/2012	45	(206)	316,597	(318,599)
Swap contract of US$20,000 (Asset	Debt of US$20,000 interest Libor	Libor Post x
Libor 3months +0.5%/ Liability 3.96%)	3months + overlibor 0.5%	Fixed	8/15/2012	42	(179)	316,484	(318,468)
Swap contract of US$10,000 (Asset	Debt of US$10,000 interest Libor	Libor Post x
Libor 3months +0.5%/ Liability 3.96%)	3months + overlibor 0.5%	Fixed	8/20/2012	20	(83)	158,177	(159,167)
Swap contract of US$20,000 (Asset	Debt of US$20,000 interest Libor 6	Libor Post x
Libor 6 months / Liability 3.82%)	months + overlibor 1.45%.	Fixed	3/20/2013	41	(386)	140,872	(142,887)
Swap contract of US$30,000 (Asset	Debt of US$30,000 interest Libor 6	Libor Post x
Libor 6 months / Liability 3.79%)	months + overlibor 1.45%.	Fixed	2/13/2013	71	(694)	211,676	(214,667)
Swap contract of US$25,000 (Asset	Debt of US$25,000 interest Libor 6	Libor Post x
Libor 6months +1.65%/ Liability 4.15%)	months + overlibor 1.65%	Fixed	5/10/2013	107	(187)	176,824	(178,038)
Swap contract of US$50,000 (Asset	Debt of US$50,000 interest Libor 6	Libor Post x
Libor 6months +0.6%/ Liability 2.98%)	months + overlibor 0.60%	Fixed	12/19/2012	418	(1,245)	526,542	(530,092)
Swap contract of US$50,000 (Asset	Debt of US$50,000 interest Libor 6	Libor Post x
Libor 6months +0.6%/ Liability 2.99%)	months + overlibor 0.60%	Fixed	11/26/2012	44	(97)	437,091	(439,861)
Swap contract of US$50,000 (Asset	Debt of US$50,000 interest Libor 6	Libor Post x
Libor 6months +1.55%/ Liability 3.55%)	months + overlibor 1.55%	Fixed	7/2/2012	892	(1,599)	269,250	(270,838)
Swap contract of US$50,000 (Asset	Debt of US$50,000 interest Libor 12	Libor Post x
Libor 12months +0.71%/ Liability 3.57%)	months + overlibor 0.71%	Fixed	11/19/2012	903	(1,876)	265,072	(269,588)

Swap contract of US$50,000 (Asset	Debt of US$50,000 interest Libor 12	Libor Post x
Libor 12months +0.71%/ Liability 3.82%)	months + overlibor 0.71%	Fixed	11/26/2012	876	(1,940)	264,934	(270,079)
Swap contract of US$35,000 (Asset	Debt of US$35,000 interest 7%p.y.	Cupom USD x
7%p.y. / Liability 76%CDI )	(USD)	CDI	7/15/2013	2,047	(1,673)	14,986	(14,144)

Libor 3 months + overlibor 2.50%/	Debt of US$50,000 interest Libor
Liability 92.5%CDI)	3months + overlibor 2.50%	Libor x CDI	10/1/2013	635	(1,930)	7,923	(21,918)
Swap contract of US$100,000 (Asset	Debt of US$100,000 interest Libor
Libor 3 months + overlibor 4.50%/	3months + overlibor 1.00%+ bail of
Liability 100%CDI )	3.5%p.y.	Libor x CDI	12/23/2013	177	(451)	25,105	(58,303)
				7,967	(18,194)	4,448,748	(4,540,228)

Pág: 70

				Parent Company e Consolidated

				Swap accrual balance		Swap M T M balance
		Risk	Maturity
H edge Instrume	Object o f hedge	pro tected	date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	07/05/10	19,418	(18,015)	19,424	(18,006)
NDF	Foreign sales	FX USDxR$	07/08/10	8,944	(9,008)	8,922	(8,997)
NDF	Foreign sales	FX USDxR$	07/09/10	9,455	(9,008)	9,445	(8,995)
NDF	Foreign sales	FX USDxR$	07/09/10	18,092	(18,015)	18,074	(17,990)
NDF	Foreign sales	FX USDxR$	07/12/10	9,037	(9,008)	9,031	(8,996)
NDF	Foreign sales	FX USDxR$	07/13/10	9,045	(9,008)	9,035	(8,994)
NDF	Foreign sales	FX USDxR$	07/14/10	17,948	(18,015)	17,910	(17,984)
NDF	Foreign sales	FX USDxR$	07/14/10	9,127	(9,008)	9,122	(8,992)
NDF	Foreign sales	FX USDxR$	07/16/10	8,940	(9,008)	8,921	(8,988)
NDF	Foreign sales	FX USDxR$	07/16/10	9,126	(9,008)	9,118	(8,988)
NDF	Foreign sales	FX USDxR$	07/16/10	9,561	(9,008)	9,537	(8,988)
NDF	Foreign sales	FX USDxR$	07/19/10	8,968	(9,008)	8,949	(8,989)
NDF	Foreign sales	FX USDxR$	07/20/10	9,304	(9,008)	9,339	(8,987)
NDF	Foreign sales	FX USDxR$	07/22/10	8,904	(9,008)	9,016	(8,983)
NDF	Foreign sales	FX USDxR$	08/04/10	8,838	(9,008)	8,857	(8,970)
NDF	Foreign sales	FX USDxR$	08/06/10	18,016	(18,015)	17,948	(17,934)
NDF	Foreign sales	FX USDxR$	08/09/10	9,045	(9,008)	9,017	(8,970)
NDF	Foreign sales	FX USDxR$	08/11/10	18,313	(18,015)	18,262	(17,935)
NDF	Foreign sales	FX USDxR$	08/13/10	18,040	(18,015)	17,991	(17,929)
NDF	Foreign sales	FX USDxR$	08/13/10	9,005	(9,008)	8,965	(8,964)
NDF	Foreign sales	FX USDxR$	08/17/10	8,879	(9,008)	8,985	(8,966)
NDF	Foreign sales	FX USDxR$	08/18/10	9,188	(9,008)	9,165	(8,965)
NDF	Foreign sales	FX USDxR$	08/18/10	9,277	(9,008)	9,283	(8,965)
NDF	Foreign sales	FX USDxR$	08/20/10	18,285	(18,015)	18,390	(17,923)
NDF	Foreign sales	FX USDxR$	09/02/10	9,491	(9,008)	9,548	(8,959)
NDF	Foreign sales	FX USDxR$	09/06/10	18,103	(18,015)	17,980	(17,920)
NDF	Foreign sales	FX USDxR$	09/08/10	8,962	(9,008)	8,926	(8,960)
NDF	Foreign sales	FX USDxR$	09/08/10	9,133	(9,008)	9,225	(8,960)
NDF	Foreign sales	FX USDxR$	09/10/10	8,949	(9,008)	8,900	(8,957)
NDF	Foreign sales	FX USDxR$	09/10/10	8,999	(9,008)	8,966	(8,957)
NDF	Foreign sales	FX USDxR$	09/14/10	18,055	(18,015)	17,939	(17,916)
NDF	Foreign sales	FX USDxR$	09/17/10	9,290	(9,008)	9,221	(8,953)
NDF	Foreign sales	FX USDxR$	09/17/10	9,090	(9,008)	9,103	(8,953)
NDF	Foreign sales	FX USDxR$	09/17/10	9,290	(9,008)	9,367	(8,953)
NDF	Foreign sales	FX USDxR$	09/21/10	9,270	(9,008)	9,318	(8,954)
NDF	Foreign sales	FX USDxR$	10/04/10	19,122	(18,015)	19,097	(17,901)
NDF	Foreign sales	FX USDxR$	10/06/10	9,029	(9,008)	8,983	(8,947)
NDF	Foreign sales	FX USDxR$	10/06/10	9,116	(9,008)	9,201	(8,947)
NDF	Foreign sales	FX USDxR$	10/08/10	18,105	(18,015)	17,951	(17,886)
NDF	Foreign sales	FX USDxR$	10/13/10	9,261	(9,008)	9,180	(8,946)
NDF	Foreign sales	FX USDxR$	10/13/10	9,663	(9,008)	9,629	(8,946)
NDF	Foreign sales	FX USDxR$	10/14/10	9,401	(9,008)	9,502	(8,944)
NDF	Foreign sales	FX USDxR$	10/18/10	9,029	(9,008)	8,997	(8,945)
NDF	Foreign sales	FX USDxR$	10/18/10	8,932	(9,008)	8,856	(8,945)
NDF	Foreign sales	FX USDxR$	10/21/10	9,344	(9,008)	9,458	(8,940)
NDF	Foreign sales	FX USDxR$	11/01/10	9,403	(9,008)	9,526	(8,936)

Pág: 71

NDF	Foreign sales	FX USDxR$	11/04/10	9,168	(9,008)	9,349	(8,935)
NDF	Foreign sales	FX USDxR$	11/08/10	18,277	(18,015)	18,195	(17,870)
NDF	Foreign sales	FX USDxR$	11/10/10	9,282	(9,008)	9,358	(8,931)
NDF	Foreign sales	FX USDxR$	11/12/10	9,015	(9,008)	8,894	(8,927)
NDF	Foreign sales	FX USDxR$	11/12/10	9,634	(9,008)	9,576	(8,927)
NDF	Foreign sales	FX USDxR$	11/12/10	9,017	(9,008)	8,952	(8,927)
NDF	Foreign sales	FX USDxR$	11/17/10	18,119	(18,015)	18,011	(17,860)
NDF	Foreign sales	FX USDxR$	11/17/10	9,376	(9,008)	9,345	(8,930)
NDF	Foreign sales	FX USDxR$	11/19/10	8,863	(9,008)	8,898	(8,926)
NDF	Foreign sales	FX USDxR$	12/06/10	9,028	(9,008)	8,949	(8,919)
NDF	Foreign sales	FX USDxR$	12/08/10	18,227	(18,015)	18,102	(17,832)
NDF	Foreign sales	FX USDxR$	12/10/10	9,237	(9,008)	9,150	(8,913)
NDF	Foreign sales	FX USDxR$	12/10/10	9,562	(9,008)	9,491	(8,913)
NDF	Foreign sales	FX USDxR$	12/13/10	9,252	(9,008)	9,216	(8,916)
NDF	Foreign sales	FX USDxR$	12/13/10	9,058	(9,008)	8,924	(8,916)
NDF	Foreign sales	FX USDxR$	12/13/10	8,971	(9,008)	8,880	(8,916)
NDF	Foreign sales	FX USDxR$	12/17/10	18,657	(18,015)	18,856	(17,819)
NDF	Foreign sales	FX USDxR$	01/05/11	9,029	(9,008)	8,929	(8,903)
NDF	Foreign sales	FX USDxR$	01/07/11	9,065	(9,008)	8,914	(8,899)
NDF	Foreign sales	FX USDxR$	01/10/11	9,322	(9,008)	9,404	(8,902)
NDF	Foreign sales	FX USDxR$	01/12/11	9,089	(9,008)	8,952	(8,899)
NDF	Foreign sales	FX USDxR$	01/12/11	8,939	(9,008)	8,804	(8,899)
NDF	Foreign sales	FX USDxR$	01/14/11	17,890	(18,015)	17,945	(17,790)
NDF	Foreign sales	FX USDxR$	01/17/11	9,379	(9,008)	9,439	(8,898)
NDF	Foreign sales	FX USDxR$	01/19/11	8,938	(9,008)	8,945	(8,895)
NDF	Foreign sales	FX USDxR$	02/04/11	8,949	(9,008)	8,987	(8,885)
NDF	Foreign sales	FX USDxR$	02/08/11	9,373	(9,008)	9,273	(8,887)
NDF	Foreign sales	FX USDxR$	02/09/11	9,184	(9,008)	9,042	(8,885)
NDF	Foreign sales	FX USDxR$	02/09/11	9,321	(9,008)	9,260	(8,885)
NDF	Foreign sales	FX USDxR$	03/03/11	8,862	(9,008)	8,836	(8,870)
NDF	Foreign sales	FX USDxR$	03/04/11	8,976	(9,008)	8,856	(8,868)
NDF	Foreign sales	FX USDxR$	03/09/11	8,977	(9,008)	8,869	(8,874)
NDF	Foreign sales	FX USDxR$	03/11/11	9,005	(9,008)	9,008	(8,870)
NDF	Foreign sales	FX USDxR$	04/04/11	9,007	(9,008)	9,014	(8,859)
NDF	Foreign sales	FX USDxR$	4/6/2011	9,105	(9,008)	9,052	(8,855)
NDF	Foreign sales	FX USDxR$	04/08/11	9,119	(9,008)	8,934	(8,851)
NDF	Foreign sales	FX USDxR$	05/05/11	9,373	(9,008)	9,213	(8,834)
NDF	Foreign sales	FX USDxR$	05/09/11	8,902	(9,008)	8,701	(8,835)
NDF	Foreign sales	FX EURxR$	07/07/10	11,866	(11,022)	11,877	(11,016)
NDF	Foreign sales	FX EURxR$	07/12/10	12,437	(11,022)	12,432	(11,013)
NDF	Foreign sales	FX EURxR$	07/13/10	10,931	(11,022)	11,015	(11,010)
NDF	Foreign sales	FX EURxR$	07/16/10	12,383	(11,022)	12,363	(11,003)
NDF	Foreign sales	FX EURxR$	08/04/10	11,622	(11,022)	11,707	(10,980)
NDF	Foreign sales	FX EURxR$	08/11/10	12,469	(11,022)	12,437	(10,976)
NDF	Foreign sales	FX EURxR$	08/13/10	10,993	(11,022)	10,901	(10,973)
NDF	Foreign sales	FX EURxR$	08/18/10	12,413	(11,022)	12,352	(10,973)
NDF	Foreign sales	FX EURxR$	09/09/10	11,106	(11,022)	11,159	(10,964)
NDF	Foreign sales	FX EURxR$	09/10/10	12,528	(11,022)	12,502	(10,962)
NDF	Foreign sales	FX EURxR$	09/17/10	12,171	(11,022)	12,103	(10,956)
NDF	Foreign sales	FX EURxR$	10/04/10	11,746	(11,022)	11,742	(10,952)

Pág: 72

NDF	Foreign sales	FX EURxR$	10/08/10	12,434	(11,022)	12,316	(10,943)
NDF	Foreign sales	FX EURxR$	11/05/10	11,582	(11,022)	11,764	(10,928)
NDF	Foreign sales	FX EURxR$	11/12/10	12,382	(11,022)	12,285	(10,921)
NDF	Foreign sales	FX EURxR$	12/06/10	11,673	(11,022)	11,748	(10,908)
NDF	Foreign sales	FX EURxR$	01/07/11	11,271	(11,022)	11,180	(10,881)
NDF	Foreign sales	FX EURxR$	02/04/11	2,368	(2,204)	2,304	(2,172)
NDF	Foreign sales	FX EURxR$	02/08/11	11,101	(11,022)	10,908	(10,864)
NDF	Foreign sales	FX GBPxR$	07/07/10	2,817	(2,693)	2,824	(2,690)
NDF	Foreign sales	FX GBPxR$	07/13/10	2,774	(2,693)	2,781	(2,688)
NDF	Foreign sales	FX GBPxR$	07/13/10	1,366	(1,346)	1,371	(1,344)
NDF	Foreign sales	FX GBPxR$	07/16/10	6,816	(6,732)	6,806	(6,716)
NDF	Foreign sales	FX GBPxR$	08/05/10	2,711	(2,693)	2,709	(2,682)
NDF	Foreign sales	FX GBPxR$	08/11/10	2,666	(2,693)	2,645	(2,681)
NDF	Foreign sales	FX GBPxR$	08/13/10	6,827	(6,732)	6,806	(6,700)
NDF	Foreign sales	FX GBPxR$	08/19/10	2,693	(2,693)	2,716	(2,679)
NDF	Foreign sales	FX GBPxR$	08/23/10	2,694	(2,693)	2,718	(2,680)
NDF	Foreign sales	FX GBPxR$	09/03/10	2,694	(2,693)	2,718	(2,677)
NDF	Foreign sales	FX GBPxR$	09/08/10	1,357	(1,346)	1,367	(1,339)
NDF	Foreign sales	FX GBPxR$	09/14/10	2,693	(2,693)	2,695	(2,677)
NDF	Foreign sales	FX GBPxR$	09/17/10	2,730	(2,693)	2,704	(2,676)
NDF	Foreign sales	FX GBPxR$	09/17/10	2,777	(2,693)	2,769	(2,676)
NDF	Foreign sales	FX GBPxR$	10/06/10	2,742	(2,693)	2,742	(2,673)
NDF	Foreign sales	FX GBPxR$	10/08/10	2,690	(2,693)	2,711	(2,672)
NDF	Foreign sales	FX GBPxR$	10/18/10	2,759	(2,693)	2,738	(2,674)
NDF	Foreign sales	FX GBPxR$	11/04/10	2,654	(2,693)	2,632	(2,671)
NDF	Foreign sales	FX GBPxR$	11/08/10	1,354	(1,346)	1,363	(1,335)
NDF	Foreign sales	FX GBPxR$	11/12/10	2,754	(2,693)	2,740	(2,668)
NDF	Foreign sales	FX GBPxR$	12/06/10	1,354	(1,346)	1,362	(1,333)
NDF	Foreign sales	FX GBPxR$	12/10/10	2,743	(2,693)	2,733	(2,664)
NDF	Foreign sales	FX GBPxR$	12/14/10	2,693	(2,693)	2,683	(2,664)
NDF	Foreign sales	FX GBPxR$	01/07/11	2,642	(2,693)	2,608	(2,660)
NDF	Foreign sales	FX GBPxR$	01/12/11	1,354	(1,346)	1,358	(1,330)
NDF	Foreign sales	FX GBPxR$	01/17/11	2,693	(2,693)	2,679	(2,660)
NDF	Foreign sales	FX GBPxR$	02/03/11	2,691	(2,693)	2,645	(2,656)
NDF	Foreign sales	FX GBPxR$	02/03/11	2,693	(2,693)	2,675	(2,656)
NDF	Foreign sales	FX GBPxR$	03/04/11	2,693	(2,693)	2,667	(2,651)

				1,209,939	(1,180,824)	1,207,162	(1,172,110)

				Swap accrual	Swap M T M
H edge instruments	Object o f hedge	R isk pro tected	M aturity date	balance	balance
Option contract	Foreign sales	FX USDxR$	07/01/10	-	-
Option contract	Foreign sales	FX USDxR$	08/18/10	52	221
T o tal				52	221

Pág: 73

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value recorded in the statement of income.

On June 1, 2010 the Company determined derivative instruments (pre-export facilities) as exchange rate coverage with quotation of 1.8255 Real per Dollar (Central Bank average rate of daily exchange rates at this date).

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a coverage instrument with the objective to protect the exchange rate risk applied to highly probable futures sales in foreign currency (U.S. Dollars).

The Company adopts the effectiveness test retrospectively in comparison to the exchange rate variation arising from the pre-export finance facilities contracts (fair value variation of the coverage instrument) measured through the variation of the exchange rate, with fair value variation of the highly probable future sales (fair value variation of the coverage instrument), which are measured through the exchange rate variation (spot-to-spot rate method).

The position of the pre-export facilities designated as hedge accounting as of June 30, 2010, are as follows:

Hedge instruments	Object of hedge	Risk protected	Maturity date	Notional (US$)	MTM
			From August 2010
Pre-export facilities	Foreign sales	US$	to August 2013	511,777	921,968

g)   Determination of financial instruments fair value – consolidated:

The estimated fair value for financial instruments hired by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required to interpret market data to establish the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

Pág: 74

	Parent Company		Consolidated

	Carryng value	Fair Value	Carrying value	Fair Value
Cash and cash equivalents	199,035	199,035	1,844,608	1,844,608
Marketable securities	1,293,024	1,293,024	1,953,888	1,953,888
Trade accounts receivable	1,114,891	1,114,891	2,145,491	2,145,491
Loans and financing (debts)	(2,401,497)	(2,401,497)	(7,736,991)	(7,726,851)
Trade accounts payable	(950,066)	(950,066)	(1,813,079)	(1,813,079)
Derivatives unrealized losses (Note 20 c)	(56,664)	(56,664)	(57,445)	(57,445)
	(801,277)	(801,277)	(3,663,528)	(3,653,388)

h) Credit Management:

The Company is subject to credit risk related to trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing them in financial institutions selected by a rating classification criteria and maximum concentration percentage by counterparts, as determined in the Risk Policy.

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolios and granted credits to customer with good financial and operating ratios. Generally, the Company does not demand guarantees for credit sales, however, it contracts credit insurance for specific markets.

The subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

i) Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hogs, which are the main individual components of the Company’s costs.

The price of corn and soymeal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by the offer in the domestic market and levels of demand in the international market, among other aspects.

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The Risk Policy establishes limits to protect the purchases of corn and soymeal, in order to reduce the impact of increased prices of these raw materials. Derivatives instruments can be used for that purpose or the Company may rely only inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

Currently, the Company decided to protect live cattle exposure directly related to different types of business in the scope of cattle division. The following types are included: (a) cattle forward purchase, (b) containment of own cattle, (c) containment contract of cattle with partnership, and (d) spot purchase of cattle which aims to guarantee the slaughtering scale of cattle in the fallow.

The Company uses future contracts of purchase and sale of cattle (BM&F – the reference price is from São Paulo) to protect the risks arising from different types of contracts.

The Company controls the exposure of the basis risk (difference of prices among the  places were animals are trade in Brazil) during the hedge strategy implementation.

The live cattle derivative position (BM&F) is subjected to daily adjustments and, must be considered in the calculation of the Company’s Value at Risk (VAR).

The contracts are accounted for its fair value in the statement of income as financial income or expense, whenever is their maturity date.

The Company held a position sold in BM&F of 1,498 future contracts as of June 30, 2010.

j) Principal transactions and future commitments:

The main transactions aimed at cash flow protection are from NDF operations, which involves sales at a "forward" rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the "forward" rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

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The table below shows the deadlines for the financial impact:

	06.30.10
	R$ x USD		R$ x EUR		R$ x GBP
Maturity	Notional	Average USD	Notional Average	EUR	Notional	Average GBP
07/2010	85,000	1.8401	20,000	2.3923	5,000	2.7669
08/2010	70,000	1.8351	20,000	2.3986	6,500	2.7417
09/2010	65,000	1.8616	15,000	2.4353	4,500	2.7813
10/2010	60,000	1.9034	10,000	2.4753	3,000	2.8125
11/2010	60,000	1.9080	10,000	2.4992	2,500	2.7984
12/2010	50,000	1.9218	5,000	2.4606	2,500	2.8442
01/2011	45,000	1.9161	5,000	2.3670	2,500	2.8178
02/2011	20,000	1.9550	6,000	2.3544	2,000	2.8408
03/2011	20,000	1.9185	-	-	1,000	2.8761
04/2011	15,000	1.9599	-	-	-	-
05/2011	10,000	1.9689	-	-	-	-
Total	500,000		91,000		29,500

k) Guarantees

The Company utilizes CDB and promissory notes to guarantee the operations contracted in U.S. Dollars with BM&F.

The following presents the guarantees total amount:

	Parent Company and
	Consolidated
Type	12.31.09	12.31.08
CDB	1,500	-
Brazilian financial treasury bill	34,570	33,812
	36,070	33,812

l) Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate or mitigate risks incurred by exposure to foreign exchange.

The table below considers three scenarios, with the probable scenario being the one adopted by the Company.

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Parent Company
			Scenario (II)	Scenario (III)
		Probable	(deterioration	(deterioration
Operation	Risk	scenario (I)	of 25%)	of 50%)
Future	Appreciation of R$	(972)	37,508	75,987
Debt in foreign currency (not hedge accounting)	Depreciation of R$	(73,409)	(94,939)	(113,927)
Cash and cash equivalents indexed in foreign currency	Appreciation of R$	167,555	216,697	260,036
		93,174	159,266	222,096
Hedge accounting
NDF (hedge accounting)		35,052	(257,976)	(551,003)
Pre-export facilities		12,283	(218,209)	(448,701)
Foreign sales		(47,335)	476,185	999,704
Total		-	-	-

Consolidated
			Scenario (II)	Scenario (III)
		Probable	(deterioration	(deterioration
Operation	Risk	scenario (I)	of 25%)	of 50%)
Future	Appreciation of R$	(972)	37,508	75,987
NDF	Depreciation of R$	781	(21,652)	(44,085)
Debt in foreign currency (not hedge accounting)	Appreciation of R$	(3,621,787)	(4,527,234)	(5,432,681)
Cash and cash equivalents indexed in foreign currency		2,093,299	2,616,624	3,139,949
		(1,528,679)	(1,894,754)	(2,260,830)
Hedge accounting
NDF (hedge accounting)		35,052	(257,976)	(551,003)
Pre-export facilities		12,283	(218,209)	(448,701)
Foreign sales		(47,335)	476,185	999,704
Total		-	-	-

In addition to the probable scenario mentioned above, CVM Instruction No. 475/08 determined that two other scenarios must be presented assuming a deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.

The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

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21. FINANCIAL INCOME (EXPENSES) NET

	Parent Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Financial expenses:
Interest expense	(159,206)	(176,853)	(306,449)	(211,389)
Exchange variation on financial liabilities	(81,163)	-	(176,083)	-
Exchange variation on financial assets	(593)	(140,538)	(593)	(205,805)
Adjustment to present value	(24,539)	-	(56,407)	-
Losses from translation
effects of investments abroad	-	-	(60,995)	(157,786)
Other expenses	(13,544)	(33,335)	(27,324)	(51,927)
	(279,045)	(350,726)	(627,851)	(626,907)
Financial income:
Interest income	56,188	30,251	129,384	56,883
Exchange variation on financial assets	-	-	93,266	-
Exchange variation on financial liabilities	-	550,731	262	632,836
Adjustment to present value	21,892	-	58,161	-
Other income	7,929	3,414	21,089	4,436
	86,009	584,396	302,162	694,155
Net Financial	(193,036)	233,670	(325,689)	67,248

22. RELATED PARTIES TRANSACTIONS - PARENT COMPANY

In the regular course of the business, rights and obligations are contracted between related parts, arising from sales and purchase of products and loan agreement considering arms-length conditions.

a)Transactions and balances:

The assets and liabilities balances on June 30, 2010, and the transactions that impacted the income of the period are as follows:

	Balance sheet
	06.30.10	03.31.10
Trade accounts receivable
UP! Alimentos Ltda	3,223	3,149
Perdigão Europe Lda.	189,341	138,443
Perdigão International Ltd.	110,712	194,703
Sadia S.A.	8,447	20,262
	311,723	356,557

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Dividends and interest on shareholders equity
Avipal S.A. Construtora e Incorporadora	5	5
Sadia S.A.	-	54,816
	5	54,821

Loans
Instituto Perdigão de Sustentabilidade	5,554	5,379
Perdigão Trading S.A.	(538)	2,532
Perdigão International Ltd.	(12,305)	(11,033)
Highline International Ltd	(3,285)	(3,248)
Establecimiento Levino Zaccardi y Cia S.A.	4,198	4,151
	(6,376)	(2,219)

Trade accounts payable
Sino dos Alpes Alimentos Ltda	85	85
UP! Alimentos Ltda	2,882	759
Perdigão International Ltd.	1,350	1,256
Establecimiento Levino Zaccardi y Cia S.A.	-	326
Sadia S.A.	6,067	4,489
	10,384	6,915

Advance to future capital increase
PSA Laboratório Veterinario Ltda	-	20,577
Sadia S.A.	-	2,919,000
	-	2,939,577

Other receivable and other payable
VIP S.A. Empreendimentos e Participações Imobiliarias	(4)	-
Perdigão Trading S.A.	410	410
Perdigão International Ltd.	(1,044,586)	(1,513,847)
Establecimiento Levino Zaccardi y Cia S.A.	1,135	1,122
Avipal Centro Oeste S.A.	(39)	43
Sadia S.A.	49	156
	(1,043,035)	(1,512,116)

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	Statement of income
	06.31.10	06.31.09
Sales
Perdigão Agroindustrial S.A.	-	203,846
Sino dos Alpes Alimentos Ltda	-	5,505
Avipal Nordeste S.A.	45,049	84,532
Vip S.A. Empreendimentos e Participações Imobiliarias	-	1,436
UP! Alimentos Ltda	-	1,750
Perdigão Europe Lda.	319,303	172,162
Perdigão International Ltd	1,238,377	817,491
Sadia S.A.	89,420	-
	1,692,149	1,286,722

Cost of sales
Perdigão Agroindustrial S.A.	-	(21,530)
Sino dos Alpes Alimentos Ltda	-	(7,190)
Avipal Nordeste S.A.	(89,168)	(121,821)
VIP S.A. Empreendimentos e Participações Imobiliarias	-	(376)
UP! Alimentos Ltda	-	(27,212)
Avipal Centro Oeste S.A.	(1,630)	-
Sadia S.A.	(26,591)	-
	(117,389)	(178,129)

Net financial income (expense)
Perdigão Agroindustrial S.A.	-	(586)
Instituto Perdigão de Sustentabilidade	299	153
Avipal Nordeste S.A.	(5,197)	(102)
Perdigão Trading S.A.	142	11
PErdigão International Ltd	(32)	(42)
Establecimiento Levino Zaccardi y Cia S.A.	-	33
	(4,788)	(533)

b) Granted endorsement:

All relationships between the Company and its subsidiaries were disclosed, whether there have been transactions between the parties or not.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidated balance sheet and they refer to commercial and/or financial transactions.

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23. INSURANCE COVERAGE – (NOT REVIEWED)

The Company has a policy to hire insurance coverage for assets subject to risks at amounts deemed sufficient to cover damages, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of quarterly review of the consolidated financial statements and the Company’s independent auditors have not review them.

		Non-revised
		Amount at	Coverage
Subject	Type of risk	risk	amount
	Fire, windstorm, lightning breakage of
	machines, deterioration of refrigerated
Property, plant and equipment and inventories	products, loss of profit and other risks	15,595,730	979,301
Domestic transportation	Road risk and carrier s civil liabilities	23,604,930	10,290,259
International transport export	-	2,375,189	1,308,454
International transport import	-	358,000	395,590
General and officers civil responsabilities	Third-party claims	48,822,376	226,567
Credit risk	Default payments	4,534,751	10,390,298

24. RETIREMENT SUPPLEMENTARY PLAN

Company:

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), a private pension foundation sponsored by the Company and its subsidiaries (except for Sadia), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP manages two separate contribution pension plans: Plan I, which is closed for new registrations, and Plan II, which started its activities on April 1, 2009.

In the plan I and  II, the contributions are made on basis of 1 to 1 (the contributions of sponsor are equal to the basics contributions of participants), and the actuarial calculations are made by independent actuaries in accordance with the regulations in force. An independent actuary reviews the plan annually, and the most recent review occurred in December 2009.

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	06.30.10	03.31.10
Participants	14,642	15,003
Equity	163,771	166,281
Sponsor's contributions:	3,058	1,530
Basic contribution	2,536	1,267
Past services	170	87
Specific contributions:	352	176
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the
beginning of the plan	2,344	2,465
Commitment undertaken at the beginning of the plan II, arising from additional contribution from the sponsor in favor of the participants
migrated of the plan I	9,212	9,454
Plan assets (consisted of fixed income funds and securities, variable
income funds and shares)	162,708	165,304

The balance of the contributions made by the sponsor not used for payment of benefits if the participant ceases the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$3,468 (R$2,907 as of March 31, 2010) and was recorded by the Company under other assets.

Although the PSPP is primarily a defined contribution plan, there is a small defined benefit quota, whose actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is fixed after the participants’ retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 48 beneficiaries is R$8,051 (48 beneficiaries and R$7,954 as of March 31, 2010).

Sadia:

The subsidiary Sadia sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the “Attílio Francisco Xavier Fontana” Foundation.

The pension benefit is generally defined as the difference between (i) the retiree's average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee's last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. The pension benefits is annually updated by Consumer Price National Index (”INPC”).

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

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According to the Foundation’s by-laws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

As of June 30, 2010, the Foundation had 17,137 associates, of which 11,799 are active.

The contribution made by Sadia since the acquisition date correspond to R$614.

Defined contribution plan:

As from January 1, 2003, the subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the subsidiary as of June 30, 2010 amounted R$1,256. As of June 30, 2010, this plan had 1,516 participants.

Other post-employment benefits:

The subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

•        Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•        Payment of a tribute for time of service;

•        Payment of an indemnity for discharge from professional duties; and

•        Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the statement of income of the period.

During the second quarter of 2010, the Company and its subsidiaries recorded the obligations from the Law No. 9,656 and Resolution 21/99 of the Supplementary Health Council, which assures to the retired employee that contributed to the health plan due to the employment relationship, for the minimum period of 10 years, the right to maintain the benefit in similar coverage conditions as the period of the employment contract, since assuming full payment.

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Liabilities related to the obligations as of June 30, 2010 corresponded to R$27,946 in the parent company and R$68,878 in the consolidated.

25. OTHER OPERATING EXPENSES

	Parent Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.10
Amortization of the fair value of fixed assets
and inventories (note 1b) [1]	(22,454)	-	-	-
Idleness costs	(32,116)	(15,163)	(73,704)	(24,067)
Employees' profit sharing	(33,285)	-	(34,617)	-
Gains (losses) of insurance	1,900	(12,191)	1,668	(10,016)
Other expenses	(31,805)	(4,880)	(30,309)	514
	(117,760)	(32,234)	(136,962)	(33,569)

(1)  The amount disclosure in the year ended as of December 31, 2009, refers to the goodwill amortization allocated to the fair value of fixed assets in business combination with Sadia (note 1b). In the consolidated financial statements this expense was reclassified to cost of sales.

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26. STATEMENT OF VALUE ADDED

	Parent Company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09

1. REVENUES	5,654,664	4,129,471	11,789,185	5,849,978
Sales of goods, products and services	5,722,395	4,171,158	11,854,696	5,894,569
Other income	(62,349)	(32,932)	(57,684)	(33,881)
Allowance for doubtful accounts - (reversal / provision)	(5,382)	(8,755)	(7,827)	(10,710)
2. RAW MATERIALS ACQUIRED FROM THIRD PARTIES	(3,944,561)	(3,035,910)	(7,709,438)	(4,198,106)
Cost of products and goods sold	(3,268,733)	(2,494,981)	(5,970,156)	(3,338,419)
Materials, energy, services of third parties and others	(690,668)	(519,560)	(1,756,087)	(874,111)
Allowance for inventories losses	14,840	(21,369)	16,805	14,424
3. GROSS VALUE ADDED (1-2)	1,710,103	1,093,561	4,079,747	1,651,872
4. RETENTIONS (DEPRECIATION, AMORTIZATION
AND DEPLETION)	(209,622)	(163,431)	(393,617)	(235,473)
Depreciação, amortização e exaustão	(209,622)	(163,431)	(393,617)	(235,473)
5. NET VALUE ADDED (3-4)	1,500,481	930,130	3,686,130	1,416,399
6. RECEIVED FROM THIRD PARTIES	365,822	(364,647)	195,416	(154,588)
Equity interest in income of associated company	280,078	(258,472)	836	-
Financial (expenses) income	85,416	(106,873)	240,574	(154,900)
Other operating income	328	698	(45,994)	312
7. ADDED VALUE TO BE DISTRIBUTED (5+6)	1,866,303	565,483	3,881,546	1,261,811
8. DISTRIBUTION OF VALUE ADDED	1,866,303	565,483	3,881,546	1,262,054
Payroll	755,537	484,333	1,537,883	687,388
Salaries	637,054	400,199	1,222,017	565,861
Benefits	85,531	59,110	242,105	87,036
Government severance indmnity fund dor employees
garantee fund for length of service - F.G.T.S	32,952	25,024	73,761	34,491
Taxes and contribution	613,588	517,971	1,556,705	859,215
Federal	279,430	270,821	933,314	555,755
State	330,493	244,682	619,373	299,989
Municipal	3,665	2,468	4,018	3,471
Capital remuneration from third parties	312,569	(319,403)	603,917	(188,376)
Interest	278,452	(340,543)	566,263	(222,148)
Rents	34,117	21,140	37,654	33,772
Shareholders	184,609	(117,418)	184,219	(96,416)
Interest on shareholders equity	53,200	-	53,200	-
Retained earnings / accumulated loss	131,409	(117,418)	131,019	(96,416)
Non-controlling shareholders' participation	-	-	(1,178)	243

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BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinícius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Board Members	Osvaldo Roberto Nieto
Board Members	Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer and Investor Relations Director	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Batavo Business Director	Wlademir Paravisi

Marcos Roberto Badollato
Controller

Renata Bandeira Gomes do Nascimento
Accountant – CRC – 1SP215231/O-3

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information             June 30, 2010                                         CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                             01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments, see table 12.01.

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2nd Quarter 2010

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces its financial statements for the second quarter 2010 (2Q10), the good performance confirming the gradual and consistent recovery already forecast for the principal markets in which the Company operates. BRF reported its best operating cash generation since the onset of the global financial meltdown.

Gross sales were R$ 6.3 billion, a growth of 4.3% compared with 2Q09  and 8.6% higher in relation to 1Q10,  a reflection of both a good performance in the domestic market and also BRF’s improved penetration in such important markets as Asia and Eurasia. The Company posted EBITDA of R$ 587.2 million, 54.3% higher and reflecting an EBITDA margin of 10.6%, with net income reaching R$ 131.6 million, a 2.4% net margin. The reduction in costs and operating expenses also contributed to improved results.

We have recently made progress towards ensuring the Company’s growth with such initiatives as the services agreement with Cooperativa Coopercampos in the state of Santa Catarina and designed to meet the requirements of the export market and to optimize industrial processes, with gains in efficiency and competitive advantage in this activity as from next year.

The Perdigão and Sadia brand names, both under the BRF umbrella, were rated as the most valuable in the Brazilian food sector. This was reflected in the ranking prepared by BrandAnalytics/Millward Brown in partnership with IstoÉ Dinheiro magazine and based on last year’s financial and capital markets data as well as BrandZ market research. The total market value of the two brands doubled from R$ 1.9 billion in 2008 to R$ 3.6 billion in 2009.

BRF was elected the best company of the year in the “The Best of Dinheiro – 2010” in the special edition of IstoÉ Dinheiro magazine and the result of outstanding performance in Corporate Governance, Financial Sustainability and Social Responsibility. Undoubtedly this is further recognition of commitment to the Company’s values on the part of both management and our more than 100 thousand employees.

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On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the corporate operation merging Sadia and Perdigão to form BRF. SEAE has recommended to the Administrative Council for Economic Defense (CADE) that the operation be approved with restrictions. BRF has pointed out in an announcement to the market that it is convinced that there are sufficient technical arguments that can be made to CADE for approval without qualification: the Company sees the operation as both pro-competition and also as reinforcing Brazil’s penetration and competitiveness in overseas markets. BRF remains confident that CADE will fully approve the operation in view of the absence in Brazil of any significant entry barriers, the existence of intense market rivalry and the potential for capturing major synergies and efficiencies.

While we are still unable to integrate important operations, we are advancing our established strategies and managing our businesses in parallel with the strengthening of our overseas operating base through portfolio, customer and market diversification set against a background of gradual recovery in the leading international markets. We are also focusing our efforts on the potential for growth in the consumption of processed foods in the domestic market given improving economic indicators in Brazil.

Studies carried out by the OECD and FAO point to Brazil as the country with the best potential for growth in world agribusiness due to the latter’s competitive advantages, confirming our conviction as to the opportunities identified allowing BRF to supply the global market with food which is both tasty and high quality.

São Paulo, August 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

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Operating and Financial Indicators 2nd Quarter 2010

Corporate Law

         Gross sales reached R$ 6.3 billion, 105.2% higher due to the consolidation of Sadia’s results.

                 Total sales volume from the meats, dairy and processed products businesses were 1.4 million tons, 97.3% higher.

                 Gross profits totaled R$ 1.5 billion, an increase of 155%.

  EBITDA reached R$ 587.2 million, 343% higher year-on-year due to sales performance, and a reduction in costs and expenses.

 Net income was R$ 131.6 million, equivalent to a net margin of 2.4%.

      Financial trading volume in the Company’s shares averaged US$48.2 million/day during the year, a 94.4% improvement.

Pro-forma

                 Gross sales reported an increase of 4.3%, a reflection of the gradual improvement in exports and a better performance in the domestic market.

                 Sales of meats, dairy products and other products recorded an increase of 1.7%.

       Gross profits rose 22.6% thanks to sales performance and the reduction in production costs.

                 EBITDA increased 54.3%, a 340 basis points improvement equivalent to an EBITDA margin of 10.6% due to a better operating result on the back of costs savings and reduced expenses.

                 Net income was R$ 131.6 million, equivalent to a net margin of 2.4%.

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Gross Sales	6,315	3,078	105%	6,315	6,053	4%
Domestic Market	3,883	1,871	107%	3,883	3,611	8%
Exports	2,432	1,207	102%	2,432	2,441	(0%)
Net Sales	5,532	2,703	105%	5,532	5,276	5%
Gross Profit	1,514	593	155%	1,514	1,235	23%
Gross Margin	27.4%	21.9%	550 bps	27.4%	23.4%	400 bps
EBIT	393	12	3263%	393	143	174%
Net Income	132	129	2%	132	476	(72%)
Net Margin	2.4%	4.8%	(240 bps)	2.4%	9.0%	(660 bps)
EBITDA	587	133	343%	587	381	54%
EBITDA Margin	10.6%	4.9%	570 bps	10.6%	7.2%	340 bps
Earnings per Share (1)	0.15	0.63	-	0.15	-	-

(1) Consolidated earnings per share (in R$), excluding treasury shares

((The variations mentioned in this report are comparisons between first half of 2010 (1H10) and the first half of 2009 (1H09) or the 2nd quarter of 2010 (2Q10) in relation to the 2nd quarter 2009 (2Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified.  The pro-forma financial statements are to be found in attachments II, III and IV of this report).

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Quarterly Ebitda – Pro-forma

Operating and Financial Information 1st Half 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Gross Sales	12,129	6,062	100%	12,129	11,899	2%
Domestic Market	7,569	3,707	104%	7,569	7,150	6%
Exports	4,560	2,355	94%	4,560	4,750	(4%)
Net Sales	10,579	5,306	99%	10,579	10,337	2%
Gross Profit	2,793	1,128	148%	2,793	2,223	26%
Gross Margin	26.4%	21.3%	510 bps	26.4%	21.5%	490 bps
EBIT	664	16	4105%	664	82	710%
Net Income	184	(97)	-	184	10	1659%
Net Margin	1.7%	(1.8%)	-	1.7%	0.1%	160 bps
Adjusted Net Income (1)	184	35	421%	184	143	29%
Adjusted Net Margin	1.7%	0.7%	100 bps	1.7%	1.4%	30 bps
EBITDA	1,035	250	313%	1,035	561	84%
EBITDA Margin	9.8%	4.7%	510 bps	9.8%	5.4%	440 bps
Earnings per Share (2)	0.21	(0.47)	-	0.21	-	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(2) Consolidated earnings per share (in R$), excluding treasury shares

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Sectoral Performance

Following a highly unstable first half due to market concern surrounding the fiscal situation in Greece, Spain, Ireland and Italy, the financial markets returned to a degree of equilibrium as soon as these countries had successfully raised the necessary funds to cover short-term maturities.

However, if on the one hand Europe ceased to be the principal source of stress, on the other, macroeconomic indicators released during the course of the second quarter in the United States showed economic recovery slower than many economists had forecast. This unleashed a further round of anxiety in the markets with fears that the global growth trajectory might not be sustainable without further quantitative easing on the part of governments.

In Brazil, government stimulus measures to foster consumption such as the reduction in the IPI excise tax on cars and white line goods resulted in an anticipation of purchases and as a consequence, a second quarter of slacker demand.

As a result, inflation rates eased leading market analysts to review downwards their forecasts for the IPCA inflation index in 2010 as well as for interest rates, the outlook for which is also likely to be reexamined with a similar conclusion.

Exports – Physical chicken exports in 2Q10 rose by 13% in relation to 1Q10, but fell slightly (0.6%) compared to 2Q09 while sales of beef reported a 12.7% year on year improvement. On the other hand shipments of pork fell 9.7%, due to a decline in exported volume to leading markets.

As in 1Q10, prices remained high, those of exported chicken increasing 11%, pork by 31% and beef, 21%, all relative to 2Q09.

Domestic Consumption – Unemployment rates as reported by the Brazilian Government Statistics Office (IBGE) fell from 7.5% of the Economically Active Population (EAP) in May 2010 to 7.0% in June. Real incomes grew 2.9% between January and May compared with the same period in 2009, which together with the greater numbers in work, boosted consumer confidence to historically record highs.

The 12-month rolling accumulated food inflation rate fell from 6.9% p.a in April to 5.1% p.a in June, symptomatic of declining foodstuff prices and increasing disposable income.

On the financial front, personal interest rates rose at the same time that the Central Bank increased the basic rate of interest so also increasing the cost of consumer credit for durable goods.

Raw Materials – Between April and June 2010, average corn prices in the domestic market increased 6% compared with 1Q10, although relative to 2Q09 recording a decline of 15.5%. The rising tendency in margin during 2Q10 is due to retention of stocks as producers speculate on climatic conditions for the second annual corn crop in view of lower than average rainfall in the states of Mato Grosso and Goiás reducing potential crop volumes.

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Average soybean prices in 2Q10 fell 3.1% against 1Q10 and 28% compared with 2Q09. High levels of world inventory contributed to weaker prices in the period. The average price of milk collection increased 17% in relation to 2Q09.

Outlook - The global economy can be expected to report a slight deceleration during 2H10, principally in the light of the phasing out of government-inspired quantitative easing measures. Despite weakening consumer confidence in the advanced economies, consumption is not expected to dip since unemployment rates are gradually improving. Some volatility may occur in the financial markets with the announcement of weak economic data in the USA but any reversal in growth trajectories is not expected.

In Brazil, prospects are for incomes and employment to continue growing during the second half in tandem with increased interest rates and an end to further lengthening of repayment terms for consumer credit. This will tend to maintain growth in non-durables which are less sensitive to credit conditions but more impacted by income.

Investments and Projects

Capital expenditures in the quarter were R$ 155.7 million and largely dedicated to projects for increasing productivity and modernization as well as for projects for new industries currently under construction, including Lucas do Rio Verde-MT and Vitória do Santo Antão-PE. Investments in poultry and hog breeder stock amounted to R$ 75.1 million. Total first half investments were R$ 402.1 million, including R$ 160.9 million in replacement of breeder stock.

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Investments

On April 29 2010, as mentioned above, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit will operate at a slaughtering capacity of seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

Operating Performance

Production – Pro-forma

PRODUCTION	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Poultry Slaughter (million heads)	406	384	6%	791	735	8%
Hog/ Cattle Slaughter (thousand heads)	2,624	2,525	4%	5,150	5,029	2%
Production (thousand tons)
Meats	1,000	925	8%	1,941	1,815	7%
Dairy Products	279	234	19%	530	498	6%
Other Processed Products	113	106	6%	221	207	7%
Feed and Premix (thousand tons)	2,711	2,605	4%	5,310	5,079	5%

Reflecting the market recovery, meat production returned to a growth mode, reporting year on year increase of 8.1% in 2Q10 and 6.9% in 1H10, compared to the same period last year.

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Domestic Market

Gross sales amounted to R$ 3.9 billion, 107.5% greater on a Brazilian Corporate Law basis and 7.5% higher on a pro-forma comparative basis. Overall, demand remained strong, particularly for elaborated and convenience foods.  The period of the World Cup proved to be a strong driver for all our product categories and was responsible for substantial investment in supporting the penetration of brands generally in our markets. Competitive pressure was intense but on the whole our market share remained at solid levels.

The second quarter was also marked by renewed innovations under the Sadia and Perdigão brand names, some of which have proved highly successful. The frozen "escondidinho" ready-to-eat product launched by Sadia in a test area and Perdigão’s “my menu” frozen product line have been performing well above forecast - indicative of the major potential for innovations in our product categories.

The focus of growth in the food service business was on processed products, this helping to improve returns for this channel of business and showing that growth in the away–from–home food market is consistent.

Domestic Market Sales - CL

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	431	181	138	2,388	968	147
In Natura	91	32	182	458	149	208
Poultry	54	25	114	233	108	117
Pork/Beef	37	7	424	225	41	445
Elaborated/Processed (meats)	340	149	128	1,929	819	135
Dairy Products	273	233	17	678	643	5
Milk	226	181	25	472	420	13
Dairy Products/Juice/Others	46	52	(10)	206	224	(8)
Other Processed	116	27	322	653	156	319
Soybean Products/ Others	98	53	84	164	104	58
Total	917	494	85	3,883	1,871	107

Processed	502	228	120	2,788	1,199	133
% Total Sales	55	46		72	64

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	THOUSAND TONS			R$ MILLION
Domestic Market	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	843	363	132	4,687	1,934	142
In Natura	174	71	145	872	305	186
Poultry	103	56	83	449	225	100
Pork/Beef	71	15	373	423	80	426
Elaborated/Processed (meats)	669	293	129	3,815	1,629	134
Dairy Products	530	484	10	1,324	1,251	6
Milk	433	380	14	895	806	11
Dairy Products/Juice/Others	97	104	(6)	429	446	(4)
Other Processed	223	54	316	1,245	304	310
Soybean Products/ Others	190	110	72	313	218	43
Total	1,786	1,011	77	7,569	3,707	104
Processed	990	450	120	5,489	2,378	131
% Total Sales	55	45		73	64

Meat – Sales revenue in 2Q10 rose 146.6% on a CL basis and 5.4% in pro-forma terms. Volumes increased 7.5%, recording a gain of 510 basis points in returns on added value products. However, average product prices were 1.9% less due to a 15.8% increase in in-natura items where prices are lower. Government sponsored regulations and controls resulted in higher sales of in natura products equalizing competition in the sector.

Dairy Products – Product volumes rose 17.1% in 2Q09 and equivalent to a 5.4% increase in revenues, contributing to the improvement in results from this segment in relation to 1Q10. Although sales performance has been better, the average cost of milk collection increased, partially reducing margins for this segment. On a year on year comparative basis, sales prices were down due to an extremely positive performance in 2009 against 10% lower average prices in 2Q10.

Other processed products – With revenues and volumes 319% and 322% higher, respectively in terms of corporate law criteria and 20.2% and 10.8% up respectively, on a pro-forma comparative basis, the segment posted an improvement of 220 basis points in operating result. The Qualy brand turned in a particularly strong performance on the back of a fresh advertising campaign.

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Market Share - %
In Volumes

Source: Ac Nielsen – Accumulated 2010

* Preliminary data

Exports

On the overseas sales front, performance improved both in relation to 2Q09 (600 additional basis points of EBIT) and also 1Q10 (420 basis points) on a pro-forma basis as important markets began to recover, principally in Asia and Eurasia.

Under this scenario we are forecasting a favorable outlook for our business over the next few months and contrary to the situation experienced during the previous year due to the crisis in the world economy.

Exports totaled R$ 2.4 billion, an increase of 101.6% in sales revenue and 115.1% by volume according to corporate law criteria. On a pro-forma basis overseas sales dipped slightly by 0.4% in sales revenue and increased 9.9% in volume, average prices being off by 9.3% in Brazilian Reals, although average prices in US dollars FOB (Free on Board) rose 8.4%. The average currency translation impact was 12.3% in 2Q10 compared with 2Q09 resulting in a decline in prices in domestic currency terms and consequently, in export revenues.

Meat – Meat volumes posted an increase of 114.6% while sales revenue was 101.2% higher based on CL criteria. In pro-forma terms, growth was 1.1% in export sales revenue and 10.2% in volume, respectively, with a fall of 8.3% in average prices in Brazilian Reals, again reflecting the currency translation effect.

Dairy Products – 2Q10 recorded a reduction in shipped dairy product volume of 19% due to a scenario of weaker international demand and inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 27% in Brazilian Reals with the business focused principally on markets in the Middle East and Africa and an improved export mix.

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Export Markets - CL

	THOUSAND TONS			R$ MILLION
Exports	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	613	285	115	2,416	1,201	101
In Natura	525	245	115	1,990	963	107
Poultry	452	202	124	1,589	766	108
Pork/Beef	73	43	71	401	198	103
Elaborated/Processed (meats)	87	41	114	426	237	80
Dairy Products	1	1	(19)	6	6	3
Milk	0	1	(96)	0	4	(96)
Dairy Products	1	0	122	6	2	194
Other Processed	3	0	-	10	0	-
Total	616	287	115	2,432	1,207	102
Processed	91	42	117	442	240	84
% Total Sales	15	15		18	20

	THOUSAND TONS			R$ MILLION
Exports	1H10	1H09	% Ch.	1H10	1H09	% Ch.
Meats	1,139	562	103	4,526	2,341	93
In Natura	968	480	102	3,667	1,856	98
Poultry	828	402	106	2,926	1,478	98
Pork/Beef	140	78	79	741	378	96
Elaborated/Processed (meats)	171	82	109	859	485	77
Dairy Products	2	2	(25)	11	13	(11)
Milk	0	2	(89)	1	8	(89)
Dairy Products	2	1	102	10	4	141
Other Processed	4	0	-	23	1	-
Total	1,145	564	103	4,560	2,355	94
Processed	177	83	113	892	490	82
% Total Sales	15	15		20	21

The Company reported the following performance in its leading overseas markets in the period:

       Europe – With the European economy continuing to perform weakly in certain countries such as Portugal, Ireland, Greece and Spain, it proved impossible to restore business to normal levels. Nevertheless the Company improved on its results compared to 2Q09.

       Middle East – This market remains fully supplied due to the focusing of export flows from the United States and Brazil, with a knock on effect in lower average prices.

       Far East – Japan continued to report a recovery in prices during 2Q10 with volumes holding steady.  China also posted improvements both in prices and volumes.

       Eurasia – The improvement in prices and volumes to the Eurasian market was sustained, both for poultry as well as pork products given the Russian ban on imports of these products from the United States.

       Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products. The market indicates a tendency towards equilibrium with the possibility of improvement in the next few months.In the case of the Venezuelan market, demand was enhanced due to the regularization of monthly shipments.

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Exports by Region - CL
(% net sales revenue)

Net Sales – Net sales reached R$ 5.5 billion in 2Q10, an increase of 104.6%, reflecting the incorporation of Sadia’s results, and growing 4.8% against 2Q09 on a pro-forma comparative basis, due to good domestic market performance and a recovery in exports.

Breakdown in Net Sales (%) - CL

For the first six months, the Company reported net sales revenue of R$ 10.6 billion, 99.4% higher on a corporate law basis and a 2.3% improvement when pro-forma comparative criteria are employed, an indication of the gradual improvement expected in BRF’s principal markets.

Cost of Sales – Cost of sales increased 90.4% when compared on a corporate law basis, a reflection of the consolidation of Sadia. This increase was proportionally less than that registered for sales revenue, thus translating into a gain in margin.

On a pro-forma basis, the cost of sales was 72.6% of net sales as opposed to 76.6% in 2009 - R$ 4.0 billion, representing a decline of 0.6%, and driven by the reduction in the costs of the principal raw materials and direct materials as well as a recovery in production volumes this year, contributing to an improvement in fixed costs.

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This improved business environment was instrumental in reducing sales costs from 78.5% to 73.6% - a 490 basis point accumulated gain in the first half (pro-forma), representing a 4% decline in relation to the same period in 2009.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.5 billion, 155.4% higher on a CL basis and 22.6% better in pro-forma terms. This reflected in a gross margin gain of 400 basis points from 23.4% to 27.4% of net sales. Notably significant in this context was a reduction in production costs during the period. In the first half of 2010, Gross Profit amounted to R$ 2.8 billion – 147.6% better on a CL basis and 25.7% higher when pro-forma criteria are used.

Operating Expenses – Operating expenses were up by 92.9% according to corporate legislation criteria, and again having a positive impact in pro-forma terms with an improvement of 40 basis points – principally, the result of a reduction in selling expenses as a percentage of net sales from 19.3% to 18.6% - a function of the normalization of industrial activity.

On the other hand, administrative expenses registered a nominal rise of R$ 21.7 million – a 32.3% increase (pro-forma basis) due to disbursements to consultancies hired for conducting appraisals and in view of the merger.  Management compensation reported a significant drop, 2009 being a year when labor contracts with certain executives were terminated, principally due to retirement.

Total operating expenses were R$ 2.1 billion in the first half, 91.5% higher in CL terms while on a pro-forma comparative basis these were 0.5% down and representing a gain of 60 basis points despite initial expenses with the integration project.

Operating Income and Margin – The Company reported operating income before financial expenses (EBIT) of R$ 392.9 million, recording a pro-forma operating margin of 7.1% against 2.7% in the second quarter of 2009, a reflection of stronger business performance. This significant gain of 174.2% in operating income is equivalent to 440 basis points, or an additional R$ 249.6 million generated in the quarter. First half results were R$ 581.6 million, a growth of 709.6%, with operating margins improving from 0.8% to 6.3%.

Financial Results – Net financial expenses were R$ 169.8 million against net financial income of R$ 167.6 million in 2Q09. In addition to loan interest payments and exchange rate variation on financial assets and liabilities, in 2009, the Company reported income due to the currency impact on its net exposure. On a pro-forma basis, financial expenses totaled R$ 169.8 million against R$ 774.1 million in financial income recorded last year – principally due to the effects of currency exposure.

Net debt as of June 30 2010 was R$ 4 billion, a 57% reduction in relation to June 30 2009 on a pro-forma comparative basis.  Funds raised from a primary share offering of R$ 5.3 billion enabled the wholly owned Sadia subsidiary to significantly reduce its short term debt.

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The net debt/EBITDA ratio was 2.4 times due to lower cash generation during the preceding year, although the level of net debt is deemed compatible and sufficient for the Company’s operations. Consolidated currency exposure was US$ 154.4 million - within BRF’s parameters for hedge accounting.

Debt Profile – Pro-forma

R$ Million		06.30.2010		06.30.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,291	1,902	3,193	4,512	(29%)
Foreing Currency	657	3,944	4,601	8,129	(43%)
Gross Debt	1,948	5,847	7,795	12,641	(38%)
Cash Investments
Local Currency	1,426	280	1,705	2,261	(25%)
Foreing Currency	1,805	288	2,093	1,124	86%
Total Cash Investments	3,231	568	3,798	3,385	12%
Net Accounting Debt	(1,282)	5,279	3,996	9,256	(57%)
Exchange Rate Exposure - US$ Million			(154)	(522)	(70%)

Other Operating Results – relates largely to the costs of idle capacity – the result  of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 12.6 million against R$ 37.6 million for the previous year in corporate law terms and R$ 414.4 million on a pro-forma basis due to the negative results reported at Sadia in the preceding year.

Net Income and Net Margin – BRF posted net earnings of R$ 131.6 million in the quarter, representing a net margin of 2.4%, a growth of 1.8% in 2Q10 against 2Q09 according to the CL and net income of R$ 475.6 million in 2Q09 on a pro-forma basis, reflecting financial income reported during the period. Net income for the quarter reflect operating cash generation from improved commercial performance, principally due to domestic market business and the recovery in exports.

EBITDA – In line with our expectations for a consistent and gradual improvement in results, the Company reported additional operating cash generation as recorded in EBITDA (operating income before financial expenses, taxes and depreciation) of R$ 206.6 million and recording total EBITDA in 2Q10 of R$ 587.2 million. This was equivalent to a margin of 10.6% and a 340 basis points gain in relation to 2Q09 (pro-forma). Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, and the reduction in production costs and commercial expenses. EBITDA growth was R$ 343% according to CL criteria.

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Breakdown of Ebitda - CL

EBITDA - R$ Million	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Net Income	132	129	2	184	(97)	-
Non Controlling Shareholders	(1)	0	-	(1)	0	-
Employees / Management Profit Sharing	8	-	-	13	-	-
Income Tax and Social Contribution	13	38	(66)	6	146	(96)
Net Financial	170	(168)	-	326	(67)	-
Equity Accounting and Other Operating Result	53	17	203	114	33	247
Depreciation, Amortization and Depletion	214	116	85	394	235	67
= EBITDA	587	133	343	1,035	250	313

Shareholders’ Equity –  Shareholders’ equity as at June 30 2010 stood at  R$ 13.3 billion against R$ 4.0 billion on June 30 2009, a 233%  increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

Combination of the Businesses –  The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – A meeting of the Board of Directors held on June 17 2010 approved shareholder remuneration of R$ 0.061136430 per share to be paid out on August 27 2010 as interest on shareholders’ equity. Income tax will be withheld at source pursuant to the prevailing legislation.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

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Performance

Performance	2Q10	2Q09	1H10	1H09

Share price - R$*	23.70	18.75	23.70	18.75
Traded Shares (Volume) - Millions	155.6	126.9	304.0	199.5
Performance	(1.0%)	30.4%	4.5%	26.1%
Bovespa Index	(13.4%)	25.8%	(11.2%)	37.1%
IGC (Brazil Corp. Gov. Index)	(9.4%)	27.5%	(7.3%)	33.7%
ISE (Corp. Sustainability Index)	(6.8%)	22.3%	(6.2%)	22.6%

Share price - US$*	13.26	9.55	13.26	9.55
Traded Shares (Volume) - Millions	74.9	49.3	139.9	90.3
Performance	(3.5%)	53.9%	1.3%	44.7%
Dow Jones Index	(10.0%)	11.0%	(6.3%)	(3.8%)

The average daily financial trading volume on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 48.2 million in the quarter, a 94.4% increase, and US$ 47.1 million during the year, equivalent to an increase of 152.2%. The Company’s shares and ADRs outperformed the principal capital markets’ stock indices.

Share Performance

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YTD 12 months

Average US$53.2 million/day (155.9% higher than the YTD 2009)

 Social Balance

BRF employs more than one hundred thousand at the production and commercial units and in the corporate divisions. The Company runs SSMA (Health, Safety and Environmental) management and professional development programs designed to provide appropriate and safe working conditions for its employees. In addition, BRF pursues an ongoing process of providing a better quality of life and runs various social outreach programs for the communities in which its operations are located.

Stock Option Plan – The Ordinary and Extraordinary General Meeting (O/EGM) of March 31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A. On June 17 2010, the Board authorized the amount of 1,540,011 (one million, five hundred and forty thousand and eleven) stock options, granted to 34 executives with a maximum exercise tenor of five years as established under the Regulations of the Compensation Plan based on shares approved by the O/EGM held on March 31 1010.

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Added Value (CL)

Added Value Distribution	1H10	1H09

Human Resources	1,538	687
Taxes	1,557	859
Interest	604	(188)
Interest on shareholder's equity	53	0
Retention	131	(97)
Non-controlling shareholders	(1)	0
Total	3,882	1,262

Corporate Governance

Corporate Structure – The new structure of the Board of Executive Officers already established and to become effective following CADE’s approval of the merger proposal, will comprise one Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

Diffused Control – Equal Rights
As of July31 2010

Capital Stock – R$ 12.6 billion                   Number of Shares – 872,473,246

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Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to revision on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on August 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on June 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE). During the period in which the Brazilian anti-trust authorities are examining the Association, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the proposed corporate merger. SEAE has recommended to CADE that the operation be approved with restrictions. BRF has underscored its conviction that there are sufficient technical arguments to be made to CADE as to the operation’s pro-competitive nature and the fact that it will reinforce Brazil’s penetration and competitiveness in overseas markets. BRF remains confident that CADE will fully approve the operation in view of the absence of any significant entry barriers as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

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As agreed with the authorities we have initially undertaken the integration of the financial area and the respective policies covering risks associated with the in-natura export and domestic market businesses as well as the acquisition of certain raw materials and services. The integration plan and identification of synergies project have been successfully concluded for implementation once CADE has announced its decision.

Awards/Recognition	Reason	Institution
Best Company - 2010 The Best of Dinheiro –	Best in Corporate Governance, Financial Sustainability and Social Responsibility	Istoé Dinheiro Magazine
First Runner-Up	Best Annual Sustainability Report Debut	Corporate Register Reporting Awards (CRRA)
Top 5	Best Corporate Governance, Annual Report and IR Professional	IR Magazine Awards
Most Innovative - Worldwide	For the micro-oven Hot Pocket pizza – Sadia Brand – Packaging category	World Packaging Organization
Executive of Valor	Best Executive in the Food Sector awarded to the Company’s CEO	Valor Econômico newspaper

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Attachment I

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - Corporate Law	06.30.2010	06.30.2009

ASSETS	24,937	10,407
CURRENT ASSETS	9,493	5,139
NONCURRENT ASSETS	15,444	5,268
Long Term Assets	2,772	566
Investments	14	1
Property, Plant and Equipment	9,258	3,005
Intangible	3,229	1,542
Deferred Charges	172	154
LIABILITIES AND SHAREHOLDERS' EQUITY	24,937	10,407
CURRENT LIABILITIES	4,742	2,989
LONG TERM LIABILITIES	6,909	3,405
NON CONTROLLING SHAREHOLDERS	3	1
SHAREHOLDERS' EQUITY	13,284	4,012
Capital Stock Restated	12,460	3,445
Reserves/Accumulated earnings	912	608
Equity Evaluation Adjustment	(9)	(40)
Interest on shareholders' equity	(53)	-
Treasury Shares	(26)	(1)

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

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Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.

Gross Sales	6,315	6,053	4	12,129	11,899	2
Domestic Market	3,883	3,611	8	7,569	7,150	6
Exports	2,432	2,441	(0)	4,560	4,750	(4)
Sales Deduction	(783)	(777)	1	(1,550)	(1,563)	(1)
Net Sales	5,532	5,276	5	10,579	10,337	2
Cost of Sales	(4,018)	(4,041)	(1)	(7,786)	(8,114)	(4)
Gross Profit	1,514	1,235	23	2,793	2,223	26
Operating Expenses	(1,121)	(1,092)	3	(2,129)	(2,141)	(1)
Income Before Financial Results (EBIT)	393	143	174	664	82	710
Financial Expenses, Net	(170)	774	-	(326)	414	-
Other Operating Results/Equity Accounting	(72)	(25)	186	(136)	(39)	245
Income after Financial Expenses and Other	151	892	(83)	202	456	(56)
Income Tax and Social Contribution	(13)	(414)	(97)	(6)	(448)	(99)
Employees'/Manangement Profit Sharing	(8)	(6)	40	(13)	(6)	112
Non Controlling Shareholders	1	3	(68)	1	8	(86)
Net Income	132	476	(72)	184	10	1,659
Net Margin	2.4%	9.0%	660 bps	1.7%	0.1%	160 bps
Adjusted Net Income*	132	476	(72)	184	143	29
Adjusted Net Margin	2.4%	9.0%	660 bps	1.7%	1.4%	30 bps
EBITDA	587	381	54	1,035	561	84
EBITDA Margin	10.6%	7.2%	340 bps	9.8%	5.4%	440 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

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Attachment III

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	431	401	7	2,388	2,265	5
In Natura	91	79	16	458	373	23
Poultry	54	51	5	233	221	6
Pork/Beef	37	27	36	225	152	48
Elaborated/Processed (meats)	340	322	5	1,929	1,892	2
Dairy Products	273	233	17	678	643	5
Milk	226	181	25	472	420	13
Dairy Products	46	52	(10)	206	224	(8)
Other Processed	116	105	11	653	543	20
Soybean Products/ Others	98	94	4	164	160	3
Total	917	832	10	3,883	3,611	8
Processed	502	478	5	2,788	2,659	5
% Total Sales	55	57		72	74

	THOUSAND TONS			R$ MILLION
Exports	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	613	556	10	2,416	2,390	1
In Natura	525	476	10	1,990	1,922	4
Poultry	452	398	14	1,589	1,526	4
Pork/Beef	73	78	(6)	401	396	1
Elaborated/Processed (meats)	87	80	9	426	468	(9)
Dairy Products	1	1	(19)	6	6	3
Milk	0	1	(96)	0	4	(96)
Dairy Products	1	0	122	6	2	194
Other Processed	3	4	(26)	10	46	(78)
Total	616	561	10	2,432	2,441	(0)
Processed	91	85	8	442	516	(14)
% Total Sales	15	15		18	21

	THOUSAND TONS			R$ MILLION
TOTAL	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.

Meats	1,043	957	9	4,804	4,655	3
In Natura	617	554	11	2,448	2,295	7
Poultry	506	449	13	1,823	1,747	4
Pork/Beef	111	105	5	625	548	14
Elaborated/Processed (meats)	427	402	6	2,356	2,360	(0)
Dairy Products	273	234	17	684	649	5
Milk	226	182	24	472	423	12
Dairy Products	47	52	(9)	212	226	(6)
Other Processed	119	109	9	663	589	13
Soybean Products/ Others	98	94	4	164	160	3
Total	1,534	1,393	10	6,315	6,053	4

Processed	593	563	5	3,230	3,175	2
% Total Sales	39	40		51	52

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Attachment IV

PRO FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	843	802	5	4,687	4,491	4
In Natura	174	165	5	872	746	17
Poultry	103	112	(8)	449	458	(2)
Pork/Beef	71	53	32	423	288	47
Elaborated/Processed (meats)	669	637	5	3,815	3,746	2
Dairy Products	530	484	10	1,324	1,251	6
Milk	433	380	14	895	806	11
Dairy Products	97	104	(6)	429	446	(4)
Other Processed	223	202	11	1,245	1,058	18
Soybean Products/ Others	190	203	(6)	313	349	(10)
Total	1,786	1,690	6	7,569	7,150	6
Processed	990	942	5	5,489	5,249	5
% Total Sales	55	56		73	73

	THOUSAND TONS			R$ MILLION
Exports	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	1,139	1,085	5	4,526	4,647	(3)
In Natura	968	920	5	3,667	3,687	(1)
Poultry	828	776	7	2,926	2,929	(0)
Pork/Beef	140	144	(3)	741	758	(2)
Elaborated/Processed (meats)	171	165	4	859	961	(11)
Dairy Products	2	2	(25)	11	13	(11)
Milk	0	2	(89)	1	8	(89)
Dairy Products	2	1	102	10	4	141
Other Processed	4	8	(52)	23	90	(74)
Total	1,145	1,096	5	4,560	4,750	(4)
Processed	176	174	1	892	1,055	(15)
% Total Sales	15	16		20	22

	THOUSAND TONS			R$ MILLION
Total	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Meats	1,982	1,887	5	9,213	9,138	1
In Natura	1,142	1,085	5	4,539	4,432	2
Poultry	932	888	5	3,375	3,386	(0)
Pork/Beef	211	198	7	1,164	1,046	11
Elaborated/Processed (meats)	840	802	5	4,674	4,706	(1)
Dairy Products	532	486	9	1,335	1,264	6
Milk	433	381	14	896	814	10
Dairy Products	99	105	(5)	439	450	(2)
Other Processed	227	210	8	1,268	1,148	10
Soybean Products/ Others	190	203	(6)	313	349	(10)
Total	2,931	2,786	5	12,129	11,899	2

Processed	1,166	1,116	4	6,381	6,304	1
% Total Sales	40	40		53	53

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July7 2009 an agreement was signed with ADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                             01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Affiliate/Coligate name	3 - General Tax payers’ Register	4 - NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7 - TYPE OF COMPANY		8 - number of shares held on current quarter (Units)	9 - number of shares held on last quarter (Units)

01	PerdigÃo TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.04
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

06	VIP S.A. EMPREENDIMENTOS e participáções	91.399.972/0001-56	Private Subsidiary	100.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		7,465,073	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

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10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	6,91
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000	35,000

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

12	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	100,00	28,14
COMMERCIAL, INDUSTRIAL AND OTHERS		683,000,000	456,604,595

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12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

1) Shareholders’ composition of main shareholders, management and fiscal council as of June 30, 2010 – NOT REVIEWED:

Shareholders	Common shares	%
Main shareholders (*)

    Shareholders’ that take part of voting agreement

	246,818,524	28.29

    Tarpon

	43,773,390	5.02

Management:

Board of directors (1)	14,562,782	1.67
Executive officers	646	-
Treasury shares	2,288,382	0.26
Other shareholders	565,029,522	64.76
	872,473,246	100.00
Shares outstanding	608,802,912	69.78

(1) Permanent and alternate members.

2) Shareholders’ composition of main shareholders, management and fiscal council as of June 30, 2009 - NOT REVIEWED:

Shareholders	Common shares	%
Main shareholders (*)	72,461,290	35.01

Management:

Board of directors/executive officers	334,605	0.16
Fiscal Council	-	-
Treasury shares	430,485	0.21
Other shareholders	133,731,723	64.62
	206,958,103	100.00
Shares outstanding	133,731,723	64.62

(*) Shareholders that take part of voting agreement.

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3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of June 30, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	114,212,042	13.09
Fundação Petrobrás de Seguridade Social - PETROS (1)	85,733,026	9.83
Fundação Sistel de Seguridade Social (1)	13,286,082	1.53
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	7,589,204	0.87
Tarpon	43,773,390	5.02
	290,591,914	33.71
Other	581,881,332	66.29
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2)  Investment fund exclusively held by the by Fundação de Assistência and Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the voting agreement.

As of June 30, 2010 there were 608,802,912 free floating common shares outstanding 69.78% of the total of issued shares.

As of June 30, 2010 the total amount of shares issued by the Company was 872,473,246, of which 2,288,382 were treasury shares and 74,381,332 were representative shares of ADR’s (each share correspond to 1 ADR).

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                               CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

(A free translation from the original in portuguese)

Independent accountant’s review report

To the Board of Directors and Shareholders

BRF – Brasil Foods S.A.

Itajaí – SC

1.      We have reviewed the Quarterly Financial Information of BRF – Brasil Foods S.A. (the “Company”) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2010, comprising the balance sheet, and the statements of income, changes in shareholders’ equity, cash flows, value added, management report and explanatory notes, which are the responsibility of its management.

2.      Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.      Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

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4.      As described in note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from January 1, 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in note 2  to the Quarterly Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in the Company’s  shareholders’ equity and statement of income, as required by this Resolution.

5.      As discussed in note 1b, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Reversibility and Preservation of the Operations, ensuring the reversibility and Preservation of the Operations (“APRO”), ensuring the reversibility of the transaction until the implementation of the final decision by CADE.

São Paulo, August 13, 2010

KPMG Auditores Independentes

CRC SC-000071/F-8

Original in Portuguese signed by

José Luiz Ribeiro de Carvalho

Contador CRC SP-141128/O-2 S-SC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 16, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director